Coffey Mining (SA) Pty Ltd

Author(s):
Kenneth Lomberg	Senior Principal	B.Sc.(Hons) Geology, B.Com., M.Eng. Pr.Sci.Nat., FGSSA
Alan Goldschmidt	Senior Consultant	B.Sc.(Hons) Geology, B.Com., GDE, Pr.Sci.Nat.

Date:	2 September 2013
Project Number:	JWAT02

Copies:	Platinum Group Metals	(2)
	Coffey Mining – Johannesburg	(1)

Document Review and Sign Off

Kenneth Lomberg	Alan Goldschmidt
Senior Principal	Senior Consultant

Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

Date and Signature Page

This report titled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” with an effective date of 2 September 2013 was prepared on behalf of Platinum Group Metals (Pty) Ltd by Kenneth Lomberg and Alan Goldschmidt and signed:

Dated at Roodepoort, South Africa, this 2 September 2013

[Signed]	[Signed]

Kenneth Lomberg, B.Sc.(Hons) Geology,	Alan Goldschmidt, B.Sc.(Hons) Geology,
B.Com., M.Eng., Pr.Sci.Nat., FGSSA.	B.Com., GDE, Pr.Sci.Nat.
Senior Principal	Senior Consultant

Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

Table of Contents
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Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

Coffey Mining (SA) Pty Ltd

List of Tables
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List of Figures
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Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

List of Appendices
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Appendix A – Authors Certificate

Waterberg Project
Updated Mineral Resource Estimate – 2 September 2013

Coffey Mining (SA) Pty Ltd

1	SUMMARY

1.1	Introduction

Coffey Mining (South Africa) Pty Limited (Coffey Mining) has been requested by Platinum Group Metals (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd, the issuer, to complete an Independent Technical Report on the mineral resource estimation for the Waterberg Project. This project is targeting a previously unknown extension to the northern limb of the Bushveld Complex and may have the potential for Platinum Group Metals (PGMs), gold and base metals (Cu, Ni). This report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Project (NI 43- 101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

This report reviews and updates the geology, the exploration activities and the mineral resource estimation on the project area based on documentation related to the project and discussions with project management up to the date of this report.

1.2	Project Area and Location

The Waterberg Project is some 85km north of the town of Mokopane (formerly Potgietersrus). The project consists of registered Prospecting Right number LP 30/5/1/1/2/ 1265 PR in respect of the following properties: Kirstenspruit 351LR, Niet Mogelyk 371LR, Carlsruhe 380LR, Bayswater 370LR, Disseldorp 369LR, Ketting 368LR and Goedetrouw 366LR.

The license area is a contiguous area of 152.57km2 centred at 28°49'42" E 23°22'01" S. The current prospecting right expired on the 1st September 2012. An application together with the required supporting documentation for the renewal of the current prospecting right for a further period of three years commencing on the 2nd September 2012 to 1st September 2015 was filed and duly acknowledged by the Regional Manager, Limpopo Region, Department of Mineral Resource (DMR). PTM has a prospecting right which allows it to apply for the conversion of the current prospecting right into a mining right within the renewal period of three years.

The Waterberg Project is the result of a regional target initiative of PTM. The area was targeted based on its detailed geophysical, geochemical and geological work along trend, off the northern end of the mapped North Limb of the Bushveld Complex in South Africa, that indicated potential for a package of Bushveld Complex rocks under the Waterberg formation cover rocks.

1.3	Geological Setting, Deposit Type and Mineralisation

PGM-dominated deposits occur in large layered intrusions, such as the Bushveld Complex (South Africa), the Stillwater Complex (Montana) and the Great Dyke (Zimbabwe). The Waterberg Project is located on the northern limb of the Bushveld Complex. The 2,060 million year old Bushveld Complex, with a total extent of approximately 66,000km2 , is the world’s largest zoned mafic intrusions. The mafic rocks of the Bushveld Complex host zones rich in PGM, chromium and vanadium, and constitute the largest known resource of these metals. In addition, nickel and copper are generally associated with the PGMs and are significant by-products.

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The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and have been divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones.

The Critical Zone is characterised by regular rhythmic layering of cumulus chromite within pyroxenites, anorthosites, norites and olivine-rich rocks. It hosts virtually all the economic mineralisation encountered in the Bushveld Complex.

The first economically significant cycle from a PGM perspective is the UG2 Chromitite Layer. The two uppermost cycles of the Critical Zone are the Merensky and Bastard cycles. The former is of great economic importance as it contains at its base the PGM-bearing Merensky Reef. In the western part of the Bushveld Complex, several metres below the Merensky Reef, a unit known as the Pseudo Reef occurs and is known to be mineralised with PGMs.

In the Northern Limb, the Platreef mineralisation occurs proximal to the basal contact of the Bushveld Complex with the country rock, typically as a thicker zone (up to 30m thick) containing disseminated sulphides. Where the Bushveld Complex is in contact with the Archaean granite and sediments of the Transvaal Supergroup floor rocks, the Platreef is developed. The contact between the RLS and footwall rocks in the northern limb is transgressive, with the Platreef in contact with progressively older rocks of different lithologies from south to north.

The Platreef is a series of pyroxenites and norites, containing xenoliths/rafts of footwall rocks. It is irregularly mineralised with PGM, Cu and Ni. The Platreef (senso stricto) has a strike extent of some 30km, whereas Platreef-style mineralisation occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005). The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Waterberg Project appears to be an extension of the Bushveld Complex. The mineralisation has a different setting and metal ration to the Platreef.

1.4	Local Geology

The drilling programme by PTM has identified an extension to the Bushveld Complex beneath the sedimentary rocks of the Proterozoic Waterberg Group which is covered by a veneer of Quaternary sand. Further north, the Waterberg Group thickens to more than 760m and typically displays a downward coarsening with pebble beds and conglomerates towards the base.

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The PGM mineralisation at the Waterberg Project is hosted in modified felsic rocks: gabbros, anorthosites as well as pyroxenites, troctolites, harzburgites and norite of the Bushveld Complex. Layers of PGM mineralisation are generally accompanied by significant concentrations of base metal sulphides, with pyrrhotite and chalcopyrite being dominant over pentlandite.

A geological model was developed for the project area based on the data from the various boreholes, structural interpretation from aerial photographs and geophysics (Figure 1_1). A general dip of 34º - 38º towards the northwest is observed from borehole core for the layered units intersected on the Waterberg property within the Bushveld Package. However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. Generally the Bushveld package strikes southwest to northeast.

The field relationships in the vicinity of the Waterberg Project were noted to indicate that the Bushveld Complex is unconformably overlain by the sandstones of the Setlaole Formation of the Waterberg Group, which is post-Bushveld in age. The core drilling undertaken by PTM shows that an angular unconformity exists between the Waterberg Group and underlying Bushveld Complex. The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralization in the gabbros (T or F Zones).

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Figure 1_1

Geology of the Waterberg Project

Waterberg
Borehole Drilling & Geology
Legend
Waterberg Boundary
Boreholes Drilled
T Zone Subcrop
F Zone Subcrop
Dykes
Faults
Goedetrouw
Ketting

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1.5	Exploration Status

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Surface mapping has been undertaken but it is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands. Mapping in these areas has provided no information as the Bushveld Complex is sub outcropped below Waterberg sediments.

In March 2010 (two north-south sampling lines) and later during December 2011 and January 2012 (two additional north-south lines), geochemical soil sampling was undertaken. A total of 601 samples, of which 255 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected.

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010. A second phase of Geophysical Survey was also conducted on the farm Ketting from August 2011 to September 2011.

Anomalous soil results in platinum group metals in areas that were thought, in the regional mapping, to be covered by thick sediments younger than the Bushveld Complex, provided initial interest to the property. The geochemistry added to the geophysical results which suggested a Bushveld Complex extension in the property area, potentially at reasonable depth. Based on the exploration combined with the target generation, diamond drilling commenced in 2010. The drilling confirmed the presence of the rocks of the Bushveld Complex. Exploration has thus been largely driven by drilling. The relationship between the Bushveld Complex and Waterberg Group is the subject of discussion between PTM and geologists from various universities. The age of the rocks of the Bushveld Rocks relative to the sedimentary cover is not considered critical to the geological model of the mineralized rocks in the Bushveld Complex.

1.5.1	Drilling

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes were initially drilled between July and October 2010 on the farm Disseldorp 369LR. A total of 1934.77m was drilled for the first two boreholes in 2010. Drilling resumed in 2011 on the farm Ketting. The geological information revealed by this borehole lead to the extension of the drilling campaign in 2012 and 2013.

At the drilling cut off date for the mineral resource estimate (2 September 2013), a total of 128,505m had been drilled with 111 boreholes being completed. The drilling cut-off was the completion of WB0111. A further 10 boreholes are in progress.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the coreyard by PTM personnel. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

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1.5.2	Sample Preparation

The sampling methodology accords with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit.

1.5.3	Analysis

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire- assay using a silver collector. After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and other base metals) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a four acid digestion. This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

1.5.4	Quality Control and Quality Assurance

PTM have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is considered to be to industry standard. The data is as a result, considered reliable.

1.6	Mineral Resources

Mineral resources have been declared for the T- and F - Zone mineralisation on the property Ketting 368LR and Goedetrouw 366LR.

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The data that formed the basis of the estimate are the boreholes drilled by PTM which consisted of geological logs, the borehole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various boreholes.

The data was used to define the characteristics of the various layers based on their geochemical signatures. However, it was necessary to check the procedure against the core. As a result a validation was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T - Zone but due to the pervasive alteration, proved too difficult in the F - Zone. The F - Zone was therefore distinguished based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

All the intersections were checked on the core to ensure that the layer designation was true to the core and consistent for all the deflections from a borehole. These cuts formed the basis of the Mineral Resource Estimate. The cuts were also defined based on the geology, a marginal cut off grade of 0.01g/t PGM and a minimum thickness of 2m. Basic statistics were undertaken on the data noting that the data was clustered due to the number of deflections for each borehole.

Data from the drilling completed by PTM in the estimate consists of intersections from 111 boreholes. Each drillhole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) estimate was undertaken using the 3D software package CAE Mining Studio™.

Coffey Mining considers that the mineralisation of the various layers should be classified as an Inferred Mineral Resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Geological loss of 12.5% was estimated based on the knowledge of this type of deposit. The geological losses are made up of areas where the layers are absent due to faults, dykes and mafic/ultramafic pegmatites.

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Table 1 Waterberg Project- Mineral Resource Estimate 2 September 2013
	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+ Au (g/t)	Pt:Pd:Au	2PGE+ Au (koz)	Cu (%)	Ni (%)
T1 (Cut-off=2g/t)	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10
T2	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10
T Total	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10
F (Cut-off=2g/t)		119.0	0.91	1.98	0.13	3.02	30:65:4	11,575	0.07	0.17
Total		166.7	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15
Content (koz)			5,252	10,558	1,715

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported Inferred Mineral Resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The independent Qualified Person responsible for the mineral resource estimate in this report and summarized in Table 1 are Kenneth Lomberg and Alan Goldschmidt.

Kenneth Lomberg, a geologist with some 28 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of the Instrument.

Alan Goldschmidt, a geologist with some 29 years’ experience in minerals industry. He has been primarily been involved with geological block models and geostatistical resource estimation. He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of the Instrument.

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1.7	Interpretation and Conclusions

Exploration has confirmed the presence of Bushveld Rocks under the Waterberg Group rocks. Exploration confirmed the presence of mineralisation. Elevated PGM concentrations have been identified in mineralised zones/layers consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting, including the ration of precious metals that differs from other locations in the Bushveld Complex.

The significant increase in inferred mineral resource from the previous estimate and the delineation of the thicker “Super F” within the F Zone shows advancement in the understanding of the geology of the Waterberg Project.

It was possible to determine and declare a mineral resource for the identified mineralised layers. A preliminary review of the revenue and cost parameters to confirm that the mineral resource “has reasonable prospects for economic extraction”(SAMREC, 20009), was undertaken as part of the mineral resource estimation process. The continuity of the mineralised layers between the 111 boreholes allowed for the resource estimate to be made over a length of 5.5km and given the nature of the mineralisation. The mineralisation is considered open down-dip and along strike.

It is recommended that drilling continue to test the extent of the mineralized zones.

It is further recommended that a Preliminary Economic Assessment (PEA) utilizing the mineral resource be undertaken to determine the initial economics of the deposit. The PEA may increase the confidence of depth and grade cut-offs used in future mineral resource estimations.

It is also recommended to advance the geological confidence in the deposit through detailed logging and refined modelling.

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2	INTRODUCTION

2.1	Scope of the Report

Coffey Mining (South Africa) Pty Limited (Coffey Mining) has been requested by Platinum Group Metals (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd, the issuer, to complete an Independent Technical Report on the mineral resource estimation for the Waterberg Project. This project is targeting a previously unknown extension to the northern limb of the Bushveld Complex and may have the potential for Platinum Group Metals (PGMs), gold and base metals (Cu, Ni). This report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Project (NI 43- 101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

This report reviews and updates the geology, the exploration activities and the mineral resource estimation on the project area based on documentation related to the project, and discussions with project management up to 2 September 2013.

2.2	Principal Sources of Information

The sources of information and data include both public domain data (conventional publications, “Open File” and Internet) and information gathered or otherwise acquired by PTM, which are not generally available in the public domain. Where possible, published and/or generally available data on “Open File” in the Council of Geoscience, Pretoria, South Africa, was used.

The public domain sources and documents that were supplied by PTM are listed in Section 19 - References.

2.3	Qualifications and Experience

Coffey Mining is part of Coffey International Limited which is one of the top 300 companies on the Australian Stock Exchange. Coffey International Limited consists of a range of specialist companies working in social infrastructure and physical infrastructure and operates in more than 60 countries around the world.

Coffey Mining is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987. Coffey Mining, previously RSG Global, has maintained a fully operational office at Accra in Ghana since 1996, providing an operational base for consulting and contracting assignments throughout the West African region. An additional African office was established in Johannesburg, South Africa, in 1999 to support expanding activities within southern and eastern portions of the continent. In 2007 an additional office was established in Lusaka, Zambia to provide consulting services to the Zambian mineral industry.

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The following personnel were nominated to the project team and their specific areas of responsibility are shown below. The qualifications and appropriate experience of the author are detailed in the attached Authors’ Certificates. Mr K G Lomberg visited site on 16-18 April 2012, 16–18 August 2012, 21–22 August 2012, 13-15 January 2013 and 24 - 25 July 2013. Mr Goldschmidt visited site on 24 - 25 July 2013.

PTM personnel on site facilitated the technical review by providing documentation, overview presentations, a field visit, access to the exploration and drilling already completed, and access to the project database.

The overall report was compiled by Mr Lomberg and Mr Goldschmidt.

Kenneth Lomberg, Principal Consultant Resources, Coffey Mining – Southern Africa
Project management, site visits, geological review and interpretation, mineral resource estimation, report preparation.

Mr Lomberg has the relevant experience to the type of deposit and resource estimation that is the subject of this report. Mr Lomberg has done consultant work on various projects on the Bushveld Complex including Aurora, Kransplaats, Bokoni Mine, Mecklenburg, Smokey Hills, Kalplats, Garatau, Kennedy’s Vale, Kalkfontein, Blue Ridge Mine, Eland Mine, Western Bushveld Joint Venture (WBJV), Palmietfontein, Stellite, Townlands and Tharisa. Mr Lomberg has assisted with approximately 15 of the estimated 20 Junior Platinum Exploration and Mining Companies in South Africa. These assignments have ranged from listings documents, CPRs, ITRs, feasibility studies, NI43-101 compliant resource estimations and valuations.

Alan Goldschmidt, Senior Consultant Resources, Coffey Mining – Southern Africa
Site visit, geological review and interpretation, mineral resource estimation, report preparation.

Alan has some 25 years experience in the minerals industry. He has been involved in exploration and mine geology. His expertise is project management, reserve, and resource estimation. Primarily he has been involved with geological block models and geostatistical resource estimation, reserve, and resource estimation.

2.4	Independence

Neither Coffey Mining, nor the key personnel nominated for the completed and reviewed work, have any material interest in PTM or its mineral properties. The proposed work, and any other work done by Coffey Mining for PTM, is strictly in return for professional fees. Payment for the work is not in any way dependent on the outcome of the work, or on the success or otherwise of PTM’s own business dealings. As such there is no conflict of interest in Coffey Mining undertaking the Independent Qualified Person’s Report as contained in this document.

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3	RELIANCE ON OTHER EXPERTS

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Platinum Group Metals (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd, the issuer, by Coffey Mining (South Africa) Proprietary Limited (Coffey Mining). The quality of information and conclusions contained herein is consistent with the level of effort involved in Coffey Mining’s services and based on:

i)	information available at the time of preparation by PTM,

ii)	third party technical reports prepared by Government agencies and previous tenements holders, along with other relevant published and unpublished third party information, and

iii)

the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by PTM, subject to the terms and conditions of its contract with Coffey Mining. This contract permits PTM to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other use of this report by any third party is at that party’s sole risk.

A final draft of this report was provided to PTM, along with a written request to identify any material errors or omissions, prior to lodgement.

Neither Coffey Mining, nor the authors of this report, are qualified to provide extensive comment on legal facets associated with ownership and other rights pertaining to PTM’s mineral properties described in Section 4. Coffey Mining did not see or carry out any legal due diligence confirming the legal title of PTM to the properties.

Similarly, neither Coffey Mining nor the authors of this report are qualified to provide extensive comment on environmental issues associated with PTM’s mineral properties, as discussed in Section 4.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Description and Location

The Waterberg Project is some 85km north of the town of Mokopane (formerly Potgietersrus) (Figure 4.1_1). The project consists of a prospecting license to the following properties: Kirstenspruit 351LR, Niet Mogelyk 371LR, Carlsruhe 380LR, Bayswater 370LR, Disseldorp 369LR, Ketting 368LR and Goedetrouw 366LR. The prospecting license area (LP 30/5/2/1/1/ 1265 PR) is a contiguous area of 152.57km2 centred at 28°49'42" E 23°22'01" S.

4.2	Mining Tenure

A summary of the mineral exploration and mining rights regime for South Africa is provided in Table 4.2_1. It should be noted that PTM have a prospecting right which allows them should they meet the requirements in the required time, to have the sole mandate to file an application for the conversion of the registered prospecting right to a mining right.

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Table 4.2_1 Summary of Mineral Exploration and Mining Rights (South Africa)

South Africa		Mineral Exploration and Mining Rights
Mining Act	:	Mineral and Petroleum Resources Development Act, No. 28 of 2002 (Implemented 1 May 2004)
State Ownership of Minerals	:	State custodianship
Negotiated Agreement	:	In part, related to work programmes and expenditure commitments.
Mining Title/Licence Types
Reconnaissance Permission	:	Yes
Prospecting Right	:	Yes
Mining Right	:	Yes
Retention Permit	:	Yes
Special Purpose Permit/Right	:	Yes
Small Scale Mining Rights	:	Yes
Reconnaissance Permission
Name	:	Reconnaissance Permission
Purpose	:	Geological, geophysical, photo geological, remote sensing surveys. Does not include “prospecting”, i.e. does not allow disturbance of the surface of the earth.
Maximum Area	:	Not limited.
Duration	:	Maximum 2 years.
Renewals	:	No and no exclusive right to apply for prospecting right.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Prospecting Right
Name	:	Prospecting Right.
Purpose	:	All exploration activities including bulk sampling.
Maximum Area	:	Not limited.
Duration	:	Up to 5 years.
Renewals	:	Once, for 3 years.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Mining Right
Name	:	Mining Right.
Purpose	:	Mining and processing of minerals.
Maximum Area	:	Not limited.
Duration	:	Up to 30 years.
Renewals	:	Yes, with justification.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.

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4.3	License Status

Platinum Group Metals (RSA) (Pty) Ltd, the majority-owned subsidiary of Platinum Group Metals Ltd, was granted a Prospecting Right (LP 30/5/1/1/2/ 1265 PR) with effect from the 2 September 2009 to the 1 September 2012 for a period of three years for the Waterberg Project. The Prospecting Right was duly registered in Mineral Titles and Registration Office Pretoria on the 11 July 2011 under registration number MPT (Table 4.3_1 and shown in Figure 4.3_1). An application for the extension of the Prospecting Right for a further three years, as provided for in the MPRDA, was accepted by the Regional Manager prior to 1 September 2012.

Table 4.3_1
Waterberg Project
Summary of the Project’s Registered Prospecting Right LP 30/5/1/1/2/ 1265 PR

Registered Prospecting Right	Expiry Date	Commodities	Area km [2]	Centre point of License
				Latitude	Longitude

Platinum Group Metals (RSA) Pty Ltd	1 Sept 2012*	PGM, Au, Cr, Ni, Cu, Mo, Rare Earths, Ag, Co, Zn, Pb	152.5696 km²	23° 22′ 01”S	28° 49′ 42”E
* An application for an extension for 3 years has been filed in accordance with the MPRDA

The prospecting right covers the properties Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR (Figure 4.3 _1), and an additional amended prospecting right which includes the property Ketting 368LR and Goedetrouw 366LR.

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Figure 4.3_1

Locations of the Waterberg Project Properties

Waterberg
Locality Plan
PLATINUM GROUP METALS
Legend
Id
Waterberg Licenses
BOCHUM
SESHEGO
MOKERONG 2
LR
TERSRUS
POLOKWANE (Pietersburg)
0
10
20
40
Kilometers
N

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4.4	Holdings Structure

PTM initially held a 74% share in the project with Mnombo Wethu (Pty) Ltd (Mnombo), a BEE partner, holding the remaining 26% share (Figure 4.4_1).

In October 2009, PTM entered an agreement with the Japanese Oil, Gas and Metals National Corporation (JOGMEC) and Mnombo whereby JOGMEC may earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC's expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. JOGMEC has completed the expenditure of their earn-in amount.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 49.974%.

During 2012, PTM made application to the DMR to acquire three additional prospecting rights adjacent to the west (one property of 3,938 ha), north (one property of 6,272 ha) and east (one property of 1,608 ha) of the existing Waterberg Project. Upon grant by the DMR, these three new prospecting rights covering a total of 118km2 became part of the existing joint venture with JOGMEC and Mnombo, bringing the total area in the joint venture to 255km2.

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PTM has also applied to the DMR for further prospecting rights adjacent to the north and east (four properties totaling 66,539 ha) of the existing and applied for joint venture area which will not be included in the existing joint venture. Upon grant by the DMR, the new prospecting license area will cover 665 km2 .

4.5	Royalties and Agreements

Coffey Mining is not aware of any royalties, back-in rights, payments or other encumbrances that could prevent PTM from carrying out its plans or the trading of its rights to its license holdings at the Waterberg Project.

4.6	Environmental Liabilities

All environmental requirements on the properties are subject to the terms of a current Environmental Management Plan (EMP) approved by the Department of Minerals Resources (DMR) prior to commencement of work on the properties. All rehabilitation of drillhole sites and access roads required in terms of this EMP has been completed or are on-going. In addition the required deposits into the approved environmental rehabilitation trust in respect of related potential liabilities are up to date. There are no other environmental liabilities on the properties.

All the necessary permissions and permits in terms of the environmental liabilities have been obtained. There are no known encumbrances of an environmental nature that may restrict the exploration of the properties.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

The Waterberg Project is some 85km north of the town of Mokopane (formerly Potgietersrus) in Seshego and Mokerong, two districts of the Limpopo Province. Mokopane provides a full spectrum of local and urban infrastructure.

The Waterberg Project is situated some 13.5km from the N11 national road that links Mokopane with the Grobblers Bridge border post to Botswana. The current drilling area is some 32km from the N11 National Road. Access to the area from the national road is by unpaved roads that are generally in a reasonable condition.

5.2	Climate

The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs in the period November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year.

5.3	Physiography

The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200m (Figure 5.3_1) The lowest point in the project area is at 880m amsl and the highest point at 1,365m amsl. The drilling has been undertaken on the eastern flat area with an elevation of approximately 1,000m amsl. The area is farmed by the local people who grow crops on a limited scale and farm various cattle. The vegetation is typically bushveld vegetation. The Seepabana river cuts across the southwestern side of the project area from east to west joining the Molagakwena river which flows north into the Glen Alpine dam. The remainder of the area has non-perennial rivers.

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5.4	Local Resources and Infrastructure

Mining services and recruitment are readily available from Mokopane which has a long history of mining with the Mogalakwena Mine, formerly Potgietersrus Platinum Mine (Anglo Platinum), situated north of the town. Furthermore, drilling contractors, mining services and consultants are readily sourced within the greater Gauteng area.

Power, sewage and water infrastructure are poorly developed in this area. The infrastructural requirements of a mine would require additional planning to provide suitable infrastructure to the site. The current activity in the area is in the form of local people undertaking small scale farming on a subsistence basis for cattle and crops. The major restriction is water although the Glen Alpine dam is located 2km to the northwest of the project area and 23km northwest of the area of current activity.

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6	HISTORY

The Waterberg Project is a part of a group of exploration Projects that came from a regional target initiative of the Company over the past two years. Platinum Group Metals targeted this area based on its own detailed geophysical, geochemical and geological work along trend, off the north end of the mapped North Limb.

6.1	Ownership History

PTM developed the exploration concept for the Waterberg Project and filed for a prospecting right application which was granted in 2009. In October 2009, the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC's expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. JOGMEC completed their earn-in expenditure in 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 49.974%.

6.2	Exploration History

Previous work that has been conducted over the property was the regional mapping by the Council for Geoscience as presented on the 1:250,000 scale – Map No 2328 – Pietersburg. This sheet is the published geological map of the area and the basis for the metallurgical sheets, as well as regional aeromagnetic and gravity surveys that now form part of the public domain dataset.

There is no publically available detailed exploration history available for the area. As a result of the cover on the Bushveld Complex there is no record of specific exploration for platinum group metals and the extensive exploration for platinum group metals on the Platreef targets to the south did not extend this far north. There are undocumented reports of a borehole through the Waterberg Group into the Bushveld Complex on a farm immediately north of the Waterberg Project.

The original exploration models for the property involved a potential for paleo placer at the base of the Waterberg Group sediments or an embayment to the west. Both of these models have been discarded with the current discovery and drilling data showing a strike to the north northeast.

At the drilling cut off date for the mineral resource estimate (2 September 2013) a total of 128,505m of core had been drilled. NQ core size (47.6mm) has been drilled. The results of 111 boreholes were available for the mineral resource estimate and thus constitute the database for the mineral resource estimate. A basic 250mx250m drilling grid has been used to place the boreholes where possible.

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6.3	Mineral Resource History

6.3.1	September 2012

The initial mineral resource was declared for the T- and F - Zone mineralisation on the property Ketting 368LR. Data from the drilling completed by PTM to September 2012 were used to undertake a mineral resource estimate from over 58 intersections representing 27 boreholes. The data and the geological understanding and interpretation was considered of sufficient quality for the declaration of an inferred mineral resource classification. The resource estimate has been classified based on the criteria set out in Table 6.3.1_1. This estimate was presented in a NI 43-101 in September 2012 by MR KG Lomberg, entitled “Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E)”.

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 25% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Table 6.3.1_1 Waterberg Project- Mineral Resource Estimate 1 September 2012
	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+A u (koz)	Cu (%)	Ni (%)
T1	2.85	10.49	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	3.46	16.25	1.10	1.82	0.92	3.84	29:47:24	2,001	0.18	0.09
T Total	3.19	26.74				3.33	29:48:23	2,864
FH	4.63	18.10	0.80	1.48	0.09	2.37	34:62:4	1,379	0.03	0.12
FP	5.91	23.20	1.01	2.00	0.13	3.14	32:64:4	2,345	0.04	0.11
F Total	5.27	41.30				2.80	31:57:12	3,724
Total	4.19	68.04	0.94	1.71	0.37	3.01		6,588
Content (koz)			2,049	3,733	806	-

6.3.2	February 2013

An updated mineral resource was declared for the T- and F - Zone mineralisation on the properties Ketting 368LR and Goedetrouw 366LR. Data from the drilling completed by PTM to February 2013 were used to undertake a mineral resource estimate from 207 intersections representing 40 boreholes. The data and the geological understanding and interpretation was considered of sufficient quality for the declaration of an inferred mineral resource classification.

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The resource estimate has been classified based on the criteria set out in Table 6.3.2 _1. This estimate was presented in a NI 43-101 in February 2013 by Mr KG Lomberg, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E)”.

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 25% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Table 6.3.2_1 Waterberg Project- Mineral Resource Estimate 1 February 2013
	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+ Au (g/t)	Pt:Pd:Au	2PGE +Au (koz)	Cu (%)	Ni (%)
T1	2.58	4.33	0.91	1.37	0.52	2.80	32:49:19	390	0.21	0.11
T2	4.08	25.46	1.07	1.87	0.78	3.72	29:50:21	3,045	0.17	0.09
T Total	3.76	29.78	1.05	1.79	0.75	3.59	29:50:21	3,435	0.18	0.09
FH	4.02	7.19	1.09	2.37	0.20	3.66	30:65:6	847	0.10	0.22
FP	5.46	55.95	1.01	2.10	0.14	3.25	31:65:4	5,838	0.06	0.16
F Total	5.24	63.15	1.02	2.13	0.15	3.29	31:65:4	6,685	0.06	0.17
Total	4.63	92.93	1.03	2.02	0.34	3.39	30:60:10	10,120
Content (koz)			3,071	6,040	1,009

6.4	Production History

There has been no production from the Waterberg Project.

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7	GEOLOGICAL SETTING AND MINERALISATION

7.1	Regional and Local Setting

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic to ultramafic layered complexes, the best known of which are the Great Dyke in the Zimbabwe Craton and the Bushveld and Molopo Complexes in the Kaapvaal Craton. By far the largest, best-known and economically most important of these is the Bushveld Complex (Figure 7.1_1), which was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. The total estimated extent of the Bushveld Complex is some 66,000 km2 , of which about 55% is covered by younger formations. The mafic rocks of the Bushveld Complex host layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitute the world's largest known resource of these metals.

The Waterberg Project is situated off the northern end of the previously known northern limb, where the mafic rocks have a different sequence to those of the eastern and western limbs. Furthermore the Bushveld rocks transgress the Transvaal Supergroup from the Smelterskop and Magaliesberg formations in the south to the ironstones of the Penge formation further north, the dolomites of the Malmani Subgroup, and eventually resting on the Turfloop granite in the north (Vermaak and Van der Merwe, 2000).

The geology of the northern limb of the Bushveld Complex is characterised by the existence of the platiniferous Platreef which was first described by Van der Merwe (Van der Merwe, 1976). The Platreef is typically a wide pyroxenite hosted zone (up to 100s of metres), of elevated Cu and Ni mineralisation with associated anomalous PGM concentrations. The sulphide mineralisation is typically pyrrhotite, chalcopyrite and pentlandite. It has been postulated that the interaction with the basement rocks and in particular the dolomites has been instrumental in the formation of the mineralisation (Vermaak and Van der Merwe, 2000).

The Waterberg Project is an extension of the Northern Limb of the Bushveld Complex. The mineralised layers are considered have a different setting to the Platreef.

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7.1.1	Bushveld Complex Stratigraphy

The mafic rocks (collectively termed the Rustenburg Layered Suite (RLS)) can be divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones from the base upwards (Figure 7.1.1_1).

The Marginal Zone is comprised of generally finer grained rocks than those of the interior of the Bushveld Complex and contains abundant xenoliths of country rock. It is highly variable in thickness and may be completely absent in some areas and contains no known economic mineralisation.

The Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates in the form of harzburgites and dunites. The Lower Zone may be completely absent in some areas.

The Critical Zone is characterised by regular and often fine-scale rhythmic, or cyclic, layering of well-defined layers of cumulus chromite within pyroxenites, olivine-rich rocks and plagioclase- rich rocks (norites, anorthosites etc). The economically important PGM deposits are part of the Critical Zone.

The Critical Zone hosts all the chromitite layers of the Bushveld Complex, of which up to 14 have been identified. The first important cycle is the Upper Group Chromitite Layer (UG1 Chromitite Layer and UG2 Chromitite Layer). The UG1 Chromitite Layer, which is lower unit, consists of a chromitite layer and underlying footwall chromitite layers that are interlayered with anorthosite. The most important of the chromite cycles for PGM mineralisation is the upper unit, the UG2 Chromitite Layer, which averages some 1m in thickness.

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Underlying the UG Chromitite Layers are the Middle Group Chromitite Layers which consists of four groups of chromitite layers over an overall thickness of 15 – 80m.

The two uppermost units of the Critical Zone are the Merensky and Bastard units. The former is also of great economic importance as it contains at its base the PGM-bearing Merensky Reef, a feldspathic pyroxenitic assemblage with associated thin chromitite layers that rarely exceeds 1m in thickness. The top of the Critical Zone is generally defined as the top of the robust anorthosite (the Giant Mottled Anorthosite) that forms the top of the Bastard cyclic unit.

The Critical Zone may be subdivided into the Upper and Lower Critical Zones based on the last appearance of cumulus feldspar. This boundary is considered to be between the Upper and Middle Group Chromitite Layers.

The economically viable chromite reserves of the Bushveld Complex, most of which are hosted in the Critical Zone, are estimated at 68% of the world's total, whilst the Bushveld Complex also contains 56% of all known platinum group metals. The Merensky Reef, which developed near the top of the Critical Zone, can be traced along strike for 280km and is estimated to contain 60,000t of PGM to a depth of 1,200m below surface. The pyroxenitic Platreef mineralisation, north of Mokopane (formerly Potgietersrus) , contains a wide zone of more disseminated style platinum mineralisation, along with higher grades of nickel and copper than occur in the rest of the Bushveld Complex.

The well-developed Main Zone consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite layers in its lower sector and a distinctive pyroxenite layer two thirds of the way up, termed the Pyroxenite Marker.

The base of the overlying Upper Zone is defined by the first appearance of cumulus magnetite above the Pyroxenite Marker. In all, 25 layers of cumulus magnetite punctuate the Upper Zone, the fourth (Main Magnetite layer) being the most prominent. This is a significant marker, some 2m thick, resting upon anorthosite, and is exploited for its vanadium and titanium content in the eastern and western limbs of the Bushveld Complex.

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7.1.2	The Northern Limb

The northern limb is a slightly sinuous, north-west striking sequence of igneous rocks of the Bushveld Complex with a length of 110km and a maximum width of 15km (Figures 7.1.2_1 and 7.1.2_2). It is generally divided up into three different sectors namely the Southern, Central and Northern sectors which have characteristic footwalls:-

	•	The Southern Sector is characterised by a footwall of the Penge Formation of the Transvaal Supergroup

	•	The Central Sector generally has a footwall of Malmani Subgroup and

	•	The Northern Sector has a footwall consisting of Archaean granite

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Figure 7.1.2_1

28°45'E
29°00'E
29°15'E
23°30'S
23°45'S
24°00'S
24°15'S
LEGEND
Karoo Supergroup
Dolerite dykes
Waterberg Supergroup
Dolerite
BUSHVELD IGNEOUS COMPLEX
UPPER ZONE
Gabbro norite & gabbronorite
Pyroxenite
Anorthosite
Platreef
MAIN ZONE
Chromitite
CRITICAL ZONE
Orthopyroxene cumulates
Orthopyroxene-olivine cumulates
LOWER ZONE
TRANSVAAL SUPERGROUP
Interbedded limestone & tuff
Archaean granite complex
Fault
0
10 km

Source: Sharman-Harris (2006)

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Figure 7.1.2_2

Geology of the Northern Limb of the Bushveld Complex showing the Various Footwall Lithologies

NORTHERN SECTOR
CENTRAL SECTOR
SOUTHERN SECTOR
N
Drenthe
Overysel
Molendraai
Zwartfontein
Sandsloot
Vaalkop
Tweefontein
Rietfontein
Turfspruit
Uitloop
Macalacaskop
Townlands
MOKOPANE
Volspruit
Main Zone
Platreef
Satellite pyroxenites
Timeball Hill Fm.
Duitschland Fm.
Penge Fm.
Malmani Subgroup
Granitic Basement
Faults
0 1 2 3 4 5 km

Source: Sharman-Harris (2006)

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7.1.3	The Platreef and its Mineralisation

In the northern limb of the Bushveld Complex, the Lower and the Critical Zones of the Bushveld Complex are poorly developed. Where the Bushveld Complex is in contact with the Archaean granite and sediments of the Transvaal Supergroup floor rocks the Platreef is developed. The contact between the RLS and footwall rocks in the northern limb is transgressive, with the Platreef in contact with progressively older rocks of different lithologies from south to north.

The Platreef is a series of pyroxenites and norites, containing xenoliths/rafts of footwall rocks. It is irregularly mineralised with PGM, Cu and Ni. The Platreef (senso stricto) has a strike extent of some 30km, whereas Platreef-style mineralisation occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005). The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Platreef is also highly geochemically variable unit, with research suggesting that lateral variations in the geochemistry of the Platreef are the result of interaction with and incorporation of different types of footwall rock. The Platreef consists of a complex assemblage of pyroxenites, serpentinites and calc-silicates. The nature of these rocks is related to interaction of the Bushveld magma with the lime-rich floor rocks which resulted in the formation of abundant lime-rich minerals (calc-silicates) as well as the serpentinisation of the overlying pyroxenites. Base metal and PGM concentrations are found to be highly irregular, both in value as well as in distribution. The mineralisation in places reaches a thickness of up to 40m.

Lithologically, the southern Platreef is heterogeneous and more variable than sectors further north and, although predominantly pyroxenitic, includes dunites, peridotites and norite cycles with anorthosite in the mid to upper portion. Zones of intense serpentinisation may occur throughout the package. Country rock xenoliths, <1,500m long, are common. In the south these are typically quartzites and hornfelsed banded ironstones, shales, mudstones and siltstones whereas further north dolomitic or calcsilicate xenoliths also occur.

Faults offset the strike of the Platreef: a north–south, steeply dipping set is predominant with secondary east-northeast and east-southeast sets dipping 50–70°S. The fault architecture was pre-Bushveld and also locally controlled thickening and thinning of the succession.

Although the major platinum group minerals consist of PGM tellurides, platinum arsenides and platinum sulphides, there appears to be a link between the rock type and the type of platinum group minerals with the serpentinites being characterised by a relative enrichment in sperrylite (PtAs2 ), the upper pyroxenites generally being characterised by more abundant PGM sulphides and alloy (Schouwstra et al 2000). PGM alloys typically dominate the mineralisation closer to the floor rocks. Sulphides may reach >30% in some intersections. These are dominated by pyrrhotite, with lesser pentlandite and chalcopyrite, minor pyrite and traces of a wide compositional range of sulphides. The presence of massive sulphides is localised, commonly, but not exclusively towards the contact with footwall metasedimentary rocks. The magmatic sulphides are disseminated or have a net-texture with a range of a few microns to 2cm sized grains. Much of the sulphide mineralisation is associated with intergranular plagioclase, or quartz-feldspar symplectites, along the margins of rounded cumulus orthopyroxenes. The PGMs in the southern sector occur as tellurides, bismuthides, arsenides, antimonides, bismuthoantimonides and complex bismuthotellurides. PGM are rarely included in the sulphides but occur as micron-sized satellite grains around interstitial sulphides and within alteration assemblages in serpentinised zones. The Pt:Pd ratio ±1 with the PGM concentration not necessarily linked to either the sulphur or base metal abundance.

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In the southern sector, mineralised zones have grades of 0.1–0.25% Cu and 0.15–0.36% Ni.

7.2	Waterberg Group /Bushveld Complex Age Relationship

The age relationship of the Waterberg Group and the Bushveld Complex was re-examined as a result of this data.

Conventional understanding is that the Bushveld Complex is dated at 2,060Ma. The Waterberg Group is dated at 1,879 – 1,872Ma based on dolerite intrusions into the upper strata. Other references in the literature are made to the relationship:

	•	An unconformity resting on rocks including the Bushveld granites and mafic rock of the Bushveld (Barker et al, 2006)

	•	The Swaershoek Formation which is at the base of the Nylstroom Subgroup is reported to be deposited penecontemporaneous with the Bushveld granites (Barker et al, 2006)

	•	The Nebo Granite which are recognised to form the roof to the Bushveld

•

The SHRIMP U-Pb dating of the Waterberg Group suggests that quartz porphyry lavas near the base have ages between 2,054±4Ma and 2,051±8Ma. It has been interpreted that sedimentation begun immediately after the intrusion of the Bushveld Complex (Dorland et al., 2006).

In this context the relationship has been examined by Prof TS McCarthy of The University of the Witwatersrand (October 2012). The field relationships in the vicinity of the Waterberg Project were noted to indicate that the Bushveld Complex is unconformably overlain by the sandstones of the Setlaole Formation of the Waterberg Group, which is post-Bushveld in age. The core drilling undertaken by PTM shows that an angular unconformity exists between the Waterberg Group and underlying Bushveld Complex.

The contact between the Waterberg Group and the weathered Bushveld Complex has been observed in the borehole core to generally be sharp. In several of the drill intersections, conglomerate and grit horizons are developed on the contact and appear to contain altered magnetite, suggesting the development of placer mineralization. If present, such mineralization is likely to be channelized, as the basal deposits appear to be fluvial. The unusual contact zone between the two rock units was examined by Prof McCarthy and is interpreted as a palaeosol (fossilized soil) developed on the Bushveld gabbros. Features in the palaeosol are reminiscent of modern weathering of Bushveld rocks were observed. The weathering is considered typically spheroidal in character and culminates in a very fine-grained upper black turf layer (vertisol), corresponding to the ‘shale’ in the drill intersections.

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The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralization in the gabbros (T or F layers) (McCarthy, 2012).

Further to this Prof McCarthy observes that the northern extremity of the Northern Limb of the Bushveld Complex contains a well developed Platreef horizon, but in addition has mineralization developed in the Upper Zone. The T - Zone has a high Cu/Ni ratio and is Pd and Au dominated. Sulphides similar to this have been described previously from the Upper Zone, but occur in very small quantities, suggesting that atypical conditions pertain in the project area (McCarthy, 2012). In addition, the layered sequence in the north is underlain by quartzite which appears to be a correlative of the upper Pretoria Group. This being the case, Prof McCarthy considers that there is the potential for the development of a fairly extensive Bushveld sub-basin beneath the Waterberg which is also supported by a local gravity high in the area.

7.3	Project Geology

The Waterberg Project consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in borehole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where borehole WB001 was drilled and intersected a 2.5m thick magnetite band.

A general dip of 34º - 38º towards the west is observed from borehole core for the layered units intersected on Waterberg property within the Bushveld Package. However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. And generally the Bushveld package strikes south-west to north-east

The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º.

The base of the Bushveld Main Zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal Basement Quartzite and Metasediments.

Structurally, the area has abundant intrusives in form of thick dolerite, diorite and granodiorite sills or dykes predominantly in the Waterberg package. A few and thin sills or dykes were intersected within the Bushveld package. Faults have been interpolated from the aerial photographs, geophysics and sectional interpretation and drilling. The faults generally trend (east-west across the property and some are north-west and south-west trending (Figure 7.3_1).

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Figure 7.3_1
Geology of the Waterberg Project

Waterberg
Borehole Drilling & Geology
PLATINUM GROUP METALS
Legend
Waterberg Boundary
Boreholes Drilled
T Zone Subcrop
F Zone Subcrop
Dykes
Faults

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7.3.1	Stratigraphy

The initial phase of diamond exploration drilling (WB001 and WB002) intersected Waterberg Group Sediments (sandstones) and Bushveld Upper Zone and Main Zone lithologies in the western portion of Disseldorp property. The follow-up drilling campaign revealed a generalised schematic stratigraphic section that has been adopted for use in this property as presented in Figure 7.3.1_1.

Floor Rocks

The floor rocks underlying the Transitional zone are predominantly granite gneiss hosting remnants of magnetite quartzite, metaquartzite, metapelites, serpentinites and metasediments. Some boreholes within the project area have shown dolerite intrusions within the floor rocks, such is borehole WB028.

Bushveld Complex

Igneous Bushveld lithologies underlie the Waterberg Group starting with the Upper Zone and underlain by the Main Zone.

The Main Zone

The Main Zone which hosts the PGM mineralised layers in its cyclic sequences of mafic and felsic rocks, is 150m to 900m thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases

Abundant alteration occurs in these lithologies including chloritisation, epidotisation and serpentinisation. Parts of the F - Zone are magnetic due to the serpentinisation of the olivines. The F - Zone forms the base of the Main Zone, and it is usually underlain by a transitional zone of intermixed lithologies such as metasediments, metaquartzite / quartzite, and Bushveld lithologies.

The Upper Zone

The south-western part of the project area (west of the farm Ketting towards farm Disseldorp) has a thick package of Upper Zone lithologies. The package in the project consists of magnetite gabbro, mela-gabbronorite and magnetite seams and may be as thick as 350m. Borehole WB001 on farm Disseldorp collared in Upper zone and drilled to the depth of 322m and while still in the Upper Zone intersected a 2.5m thick magnetite seam.

The appearance of the first non-magnetic mafic lithologies indicates the start of the underlying Main Zone.

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Figure 7.3.1_1

General Stratigraphy of the Waterberg Project

PLATINUM GROUP METALS
Generalised Stratigraphy of the Waterberg Project Area
UNIT
LOG
m
DESCRIPTION
Overburden
0 - 20
Weathered Rock material
Waterberg Group Sediments
120 - 750
Makgabeng Formation – reddish purple coloured, thinly laminated sandstone
Setlaole Formation – medium to coarse grained purple red sandstone, mudstone and basal conglomerate
BUSHVELD Upper Zone
0 - 350
Magnetite Gabbros, Gabbronorite, and Cumulus Magnetite seams
BUSHVELD Main Zone
150 - 900
A sequence of Norite, Gabbros and Gabbronorites with occasional Anorthositic Phase underlying (AN – Layer)
T – Layer: hosted in a Pyroxenite (partial mineralisation)
A sequence of Gabbronorite, Norite and Gabbros with underlying Pyroxenitic band (T0 – Layer)
UPA – Upper Pegmatoidal Anorthosite / Pegmatoidal Gabbro
T1 – Mineralised Zone– Troctolite / Harzburgite / Harzburgitic Pyroxenite
LPA – Lower Pegmatoidal Anorthosite / Pegmatoidal Gabbro
LPP – Lower Pegmatoidal Pyroxenite
T2 – Mineralised Zone – Sulphides hosted in a Gabbronorite & Norite
T3 – Mineralised Zone – Partially mineralised Gabbronorite & Norite
A Thick Sequence of Gabbronorite, Norite, Gabbros and Gabbronorites with occasional alternating bands of Pyroxenites towards the bottom contact
F – Mineralised Zone - Predominatly troctolite and mineralised bands hosted in Harzburgitic and Pyroxenitic Bands named FH and FP Respectively
5 - 300
Transitional Zone – Mixed up lithologies : Granofels / Quartzites & metasediments
FOOTWALL
MetaQuartzite / Quartzite / Granite

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Waterberg Group

The Waterberg Sedimentary package occurs with mostly two formations within the project area i.e. the Makgabeng and Setlaole Formations. The whole package may have a thickness ranging from 120m to just over 760m. Generally the Waterberg Sedimentary package has shown thickens from the southwest and shallows towards the centre of the project area before thickening to the north of the east-west trending feature considered to be an erosional channel, through the middle part of the farm.

Setlaole Formation

This is the sedimentary formation underlying the Makgabeng Formation and sits at the base of the Waterberg Group sedimentary succession. It is this formation that overlies the Bushveld igneous rocks, and has been intersected in more than 90% of the boreholes within the project area.

Lithologically, the Setlaole Formation consists of medium to coarse grained sandstones and several mudstones and shales, that have a general purple colour and usually the package displays a coarsening down sequence. Towards the base of the formation, pebbles may be seen that will eventually appear to be forming conglomerates. The rocks are frequently intruded by dolerite and granodiorite sills. A red shale band of variable thickness is generally present at the base of the Setlaole Formation, below the basal conglomerate.

Makgabeng Formation

This sedimentary formation overlies the Setlaole Formation and is mostly exposed in the mountain cliffs in the northern part of the project area. The formation is composed of light- red coloured banded sandstone rocks and generally displays a horizontal inclination.

7.3.2	Structure

The Waterberg Sedimentary package has been intersected by numerous criss-crossing dolerite or granodiorite sills or dykes. These usually range from as thin as 5cm to as thick as 90m.

A major northwest-southeast trending fault has been inferred based on boreholes towards the southern part of the Ketting property. The fault throw is estimated to be approximately 300m. A further fault splay has also been interpreted on the south-eastern part of Ketting.

7.4	Mineralised Zones/Layers

PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the ‘T- Zone’ and the ‘F – Zone’. The T - Zone is mainly composed of anorthosite, gabbroic pegmatoid, pyroxenite, troctolite, harzburgite, gabbronorite and norite. The F – Zone is hosted in a thick package of troctolite towards the base of the Main Zone and the mineralisation in this package concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralisation in the Waterberg Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

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The T - Zone includes a number of lithologically different and separate layers. These have been recognised in the drilling. However, with subsequent drilling, it has become clear that the most easily identifiable and consistent are the T1 and T2 - layers. The various layers are The F - Zone includes two lithologically different and separate layers referred to from the top down as FH (harzburgitic) and FP (pyroxenitic) (Figure 7.4 _1).

Description of Mineralised Zones

T-Zone

The T - Zone is a correlateable unit which includes five identifiable layers. The two mineralised and economical potential layers are the T1 - Layer underlain by the T2 - Layer. The remaining layers are considered to have less economic potential at this stage and are seen internal waste between the T1- and T2 - Layers.

UPA (Upper Pegmatoidal Anorthosite) – This is the T1 - Layer hangingwall pegmatoid which is mostly anorthositic and in a few cases gabbroic. This unit is generally not mineralised however it has been found to have some sulphide mineralisation in a few boreholes and the mineralisation will be hosted within the mafic crystals of the pegmatoid.

This unit has a thickness range of 2m to as thick as 100m, and it has over 80% correlation throughout the boreholes. It must be noted that the unit is absent in some few boreholes and it also appears more mafic in some instances due to alteration of the anorthositic and gabbroic phases.

Mineralisation within the T1 – Layer is hosted in a troctolite with variations in places where the unit is hosted in a pyroxenite grading into a harzburgite to a harzburgitic pyroxenite. The 3PGE+Au grade (g/t) is typically 1-7g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.08% and 0.08% respectively.

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The unit is mineralised with blebby to net-textured Cu-Ni sulphides (chalcopyrite/pyrite and pentlandite) with very minimal Fe-sulphides (pyrrhotite). Thickness of the layer varies from 2m to 6m and generally the thickness.

The direct footwall unit of the T1 - Layer can be divided into two identifiable units: Lower Pegmatoidal Anorthosite (LPA) and Lower Pegmatoidal Pyroxenite (LPP). These units have an unconformable relationship with one another as both are not always present.

LPA (Lower Pegmatoidal Anorthosite) – This is the first middling unit underlying the T1 – Layer. It has the same composition as that of the UPA but is usually thinner than the UPA. The thickness for this unit ranges from 0 – 3m, and in some boreholes this unit is not developed. This unit is mineralised in some boreholes.

LPP (Lower Pegmatoidal Pyroxenite) – This is the second middling unit which underlies the LPA, and it predominantly composed of pegmatoidal pyroxenite. It also ranges from 0 – 3m as is not developed in other boreholes. This unit also sits as a T2 - Layer hangingwall. Mineralisation has not been identified in this unit.

Mineralisation within the T2 – layer is hosted in Main Zone norite and gabbronorite that shows a distinctive elongated texture of milky feldspars. In some instances, the T2 gabbronorite / norite tends to grade into pyroxenite and in places into a pegmatitic feldspathic pyroxenitic phases, with the same style of mineralisation as in the gabbronorite / norite. Lithologically, the T2 - Layer is generally thicker than the T1 - layer, however the high grade zone ranges from 2m to approximately 10m within these lithologies. Sulphide mineralisation in T2 is net textured to disseminated with higher concentration of sulphides compared to the overlying T1 - layer. The 3PGE+Au grade (g/t) is typically 1-6g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.16% and 0.08% respectively.

A thick package of norite and gabbronorite ranging from 100m to about 450m underlies the T - Zone and overlies the F - Zone.

F - Zone mineralisation is hosted in a thick package of troctolite which usually has small-sized bands of pyroxenite and / or pegmatoidal pyroxenite and harzburgite. These layers have been identified using their geochemical signatures and various elemental ratios.

An investigation was conducted to examine the relationship between mineralisation and the logged rock types for the F - Zone. In order to examine any relationship between grade and rock types, the Rock Types (79 codes with Pt assay values) were grouped into 33 separate Rock Codes based on their geochemical similarity. Borehole samples between the top and bottom digital terrain models (DTM) surfaces were extracted from the database. This subset of the database contained 17 different Rock Codes. The length of core, for each Rock Code, within the F – Zone are presented in Table 7.4 _1.

The total sample database contained 188 different rock codes and only 79 of these contained platinum assay values.

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The sample statistics indicate that the primary mineralised units are the harzburgites and the pyroxenites. Anomalously high grade values have also been detected within other rock codes but these rock types are poorly represented, however these are based on relatively few samples. Within each rock group, grade values are broadly related. Between rock groups there is only a correlation between major elements. Based on this analysis, it was concluded that the mineralisation is not restricted to rock type and the full F- Zone package needs to be considered.

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Table 7.4_1 Waterberg Project Length of Core Within Each Rock Code

Rock Type Groups (Rock Codes)	Length of Core (m)	Mean PGE2 + Au (g/t)
Anorthosite	10.29	0.94
Breccia	6.00	2.23
Calcsilicate	1.40	0.05
Dolerite	12.69	0.09
Gabbro	85.91	0.97
Harzburgite	1,012.36	1.49
Leucogabbro	6.42	1.96
Leuconorite	2.29	3.33
Mylonite	5.45	1.86
Norite	3.89	1.61
Pegmatoidal Feldspathic Pyroxenite	82.86	1.54
Pyroxenite	438.69	1.29
Quartzite / quartz vein	63.62	0.47
Sandstone	2.50	0.48
Sediment	10.35	0.76
Serpentinite	25.99	1.05
Serpentinised Pyroxenite	15.66	1.28

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8	DEPOSIT TYPES

The Platreef (senso stricto) as described in Section 7.1.2 has a strike extent of some 30 km, whereas Platreef-style mineralisation, which is the anticipated target of the Waterberg Project, occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005).

The Platreef comprises is a layered deposit hosted by a combination of norite, pyroxenite, and harzburgite lithologies and is present towards the base of the Bushveld Complex, in contact with metasedimentary and granitic floor rocks. The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Platreef-type deposits can include the following features:

•	Sulphide hosted nickel, copper and PGM mineralization considered to be of magmatic origin.

•	A deposit hosted by a composite a combination of norite, pyroxenite, and harzburgite rocks.

•	Contact style mineralization along the base of the intrusion; which may be several hundreds of metres in thickness.

•	The mineralized rocks contain locally abundant xenoliths of floor rocks (typically dolomite and shale) suggesting interaction of the magma with relatively reactive floor rocks.

•	Thick mineralized intervals greater than 5m and locally tens to hundreds of metres thick.

The mineralised layers of the Waterberg Project meet some these criteria:

•	The mineralisation is hosted by sulphides that are apparently magmatic in origin.

•	The mineralised layers are relatively thick up to 10m.

The other criteria relating to the Platreef have yet to be demonstrated. As a result this mineralisation is considered to be similar to be Platreef-like but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralisation not previously recognised on the Bushveld Complex.

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9	EXPLORATION

9.1	Current Exploration

A multidisciplinary project team established by PTM identified and ranked 108 Southern African targets through an interactive process using an expert ranking system. These are located in mafic to ultramafic rocks and have the potential, or have already been shown, to host PGM and Ni deposits. Targets were characterised by varying maturity. In addition, an innovative approach has been adopted, which also resulted in the identification and definition of “out of the box” targets defining some 12 targets. Four of these targets were applied for as prospecting rights.

Farm boundaries were defined for these various targets areas. Project activities began with the deed searches, detailed desk top studies of the selected areas, and the subsequent compilation of prospecting right applications.

The shape and extent of the extension to the Bushveld Complex below younger rocks and cover, was not known. Regional gravity and magnetics indicated potential existence of rocks of the Bushveld Complex that had not been explored. Detailed gravity and magnetic surveys by PTM, funded by JOGMEC indicated the possibility of Bushveld Complex rocks.

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Initial exploration was driven by detailed gravity and magnetics. Subsequently exploration was driven by drilling and has been undertaken by PTM.

9.1.1	Surface Mapping

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

Data for any outcrop observed (or control point) was recorded. Each of such outcrop points had the following recorded in the field book: point’s name, description of the outcrop’s rock, identified rock name, XY coordinate points, and if well oriented the dip and strike for the outcrop.

It is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands and as such mapping in these areas has provided minimal information. Access to some parts of the Waterberg Mountains is problematic due to steep angles of the mountains.

9.1.2	Geochemical Soil Sampling

In March 2010 and two north-south sampling lines (Figure 9.1.2_1) were undertaken. Sampling stations were made at intervals of 25m. Each sample hole was allowed to go to a minimum depth of 50cm to 1.00m at most.

During December 2011 and January 2012 two additional north-south lines on the property Niet Mogelyk 371LR were also sampled (Figure 9.1.2_1). These two lines were done to target the east-west trending dykes that are running through this property and the sampling stations were set at 50m apart.

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During January 2013 an additional three lines were taken on the farms Bayswater 370LR and Niet Mogelyk 371LR. These samples were taken to investigate soil anomalies discover by the previous sampling programs (Figure 9.1.2_1)

A total of 723 samples, of which 367 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

Geochemical sampling of the soils was also partially compromised due to very thin overburden because of sub cropping rock formations.

9.2	Geophysical Surveys

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010 (Figure 9.1.2_1). These were east – west trending lines and were traversed on the farms Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR. At this time, farm Ketting prospecting right was still pending.

As soon as Ketting was granted, a second phase of Geophysical Survey was also conducted on the farm from mid August 2011 to September 2011 (Figure 9.1.2_1).

Two additional north-south ground magnetics lines were surveyed over the farm Ketting in November 2012. This information was used to interpret and locate east-west striking structures (Figure 9.1.2_1)

9.3	Coffey Mining: Technical Review

Suitable exploration has been undertaken with appropriate conclusions and follow-up work completed.

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Figure 9.1.2_1

Locations of Geochemical Sampling and Geophysical Traverses

Waterberg
Boreholes, Soils & Geophysics
PLATINUM GROUP METALS
Legend
Waterberg Boundary
Soil Sampling
Trench Sampling
Gravity/Magnetic Stations
Boreholes Drilled
Meters

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10	DRILLING

10.1	Drilling in 2010

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes WB001 and WB002 were initially drilled between July and October 2011 on the farm Disseldorp 369LR. A total of 1,934.77m was drilled for the first two boreholes in 2010.

10.2	Drilling in 2011 to 2013

Drilling resumed in 2011 with a third borehole WB003 was drilled on the farm Ketting. The geological information revealed by this borehole lead to the extension of the drilling campaign such that in 2012 drilling with up to 10 diamond drill rigs was undertaken.

A total of 128,505m of core had been drilled by September 2013, the cut off date of the mineral resource estimate (Figure 10.2_1). NQ core size (47.6mm) has been drilled. The results of 111 boreholes were available for the mineral resource estimate and thus constitute the database for the mineral resource estimate. A basic 250mx250m grid drilled grid has been used to place the boreholes where possible.

Drilling in some areas proved to be difficult due to bad ground formations particularly in the Waterberg sediments and so some boreholes had to be re-drilled a few metres away or totally abandoned or moved. An example of such a borehole is WB007 which had high water pressure to the extent that the drilling rods were being pushed out of the hole. This borehole is located outside the current mineral resource area.

10.3	Drilling Quality

Coffey Mining has examined randomly selected drillhole cores. The core recovery and core quality meet or exceed industry standards.

10.4	Diamond Core Sampling

Sample selection was undertaken by qualified geologists based on a minimum sample length of approximately 25cm – 50cm. Not all core has been sampled, but all core with visually identifiable sulphide mineralization has been analysed, and low grade to waste portions straddling these layers have also been sampled. A maximum sample length of 1m has been applied where appropriate.

The sampled core is split using an electric powered circular diamond blade saw.

10.5	Sample Recovery

Core recoveries, RQD (Rock Quality Designation) and a note of core quality, are recorded continuously for each drillhole. Minimum core recovery accepted 95% measured over a 6m run. This was achieved for all drillholes.

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10.6	Sample Quality

Coffey Mining has examined selected boreholes and has assessed the quality of sampling to meet or exceed industry standards.

10.7	Interpretation of Results

The results of the drilling and the general geological interpretaation are digitally captured in SABLE and a GIS software package named ARCVIEW. The borehole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

10.8	Coffey Mining: Technical Review

Suitable drilling has been undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modelling and mineral resource estimation. Appropriate conclusions and follow-up work is being completed.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Core Handling

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company.

The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the coreyard at Marken by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•	Drillers’ depth markers (discrepancies are recorded);

•	Fitment and marking of core pieces;

•	Core losses and core gains;

•	Grinding of core;

•	One-meter-interval markings on core for sample referencing; and

•	Re-checking of depth markings for accuracy

An example of the marking of a borehole is presented in Figure 11.1_1.

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11.2	Core Logging and Identification of Mineralized Layers

Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist. This data is entered into an electronic logging program, SABLE, by data capturers under supervision of the Database Manager. Electronic data is backed up daily and the entire database is backed up on a weekly basis and duplicated off-site.

A printout of the logging is handed back to the relevant geologists, who then verify their logging for precision and accuracy.

If the geologist is satisfied with the validity of the data, the logging is signed off and filed in a designated borehole file. The borehole files are stored in a filing cabinet on site and will ultimately contain all relevant information pertaining to a particular borehole and all activities relating to it. A control matrix forms part of the borehole file QA&QC and only when completed, will be signed off by the Project Geologist, the Internal QP as well as the External QP.

11.3	Sampling Methodology

Sampling tests are usually conducted at the beginning of exploration programs to determine the heterogeneity of mineralization in order to eliminate sampling error and to determine proper sampling protocol. Deposit type, lithologies encountered, style of mineralization and heterogeneity all play a role in the method of sampling.

The sampling methodology is applied is based on industry accepted “Best Practices”. The sampling is done in a manner that includes the entire economic unit together with hanging wall and foot wall sampling.

The first step in the sampling of the diamond core is to mark the core from the distance below collar in 1m units. The lithologies are logged and an initial stratigraphy interpreted. The potential mineralised layers are marked for sampling. Thereafter the core is oriented using the layering or stratification as a reference and to ensure a consistent approach to the sampling. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays (Figure 11.3_1). The sample intervals are then marked as a line and a distance from collar.

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The sample intervals are typically 25-50cm in length. In areas where potential mineralisation is less likely, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, which is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line (Figure 11.3 _2). The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software). The sampling extends to core which is considered to be of less economic potential in order to verify the bounds of mineralization.

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11.4	Sample Quality and Sample Bias

The sampling methodology accords with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit. Sampling over-selection and sampling bias is minimised by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

11.5	Supervision of Sample Preparation

Core sampling is undertaken by qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported in accordance with the PTM protocols.

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11.6	Sample Preparation

When samples are prepared for shipment to the analytical facility the following steps are followed:

	•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing;

	•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form;

•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment);

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

11.7	Sample Security

Half core samples are and labelled twice, once in the bag and again on the top of the bag. Batches of approximately 20 samples are packed into large poly-weave bags and sealed with a plastic cable tie. The batch submission number, sample numbers and number of samples are recorded on the outside of the bag.

Sample batches are collected by the laboratory. Duplicate sample forms, bearing the batch lot number, sample numbers and number of samples are delivered with each batch. One copy is signed for by the laboratory receiving personnel and the duplicate is returned to the Mokopane office for incorporation into the database.

Crushed coarse fraction of the samples and the balance of the pulp is eventually returned and stored at the Mokopane office. These are bagged together, labelled and stored in plastic crates in a dry storage area.

All drill core is stored in galvanised steel core trays in a secure under cover core racking system.

Assay results from the Set Point laboratory are transmitted electronically in a standard format to the Mokopane office. They are imported to an Access database directly from the laboratory files. Certified assay certificates and a CD containing PDF versions of the certificates are filed at the Mokopane office.

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The database has been customised to site specific use and all logging data, core recoveries and sampling data are captured. Assays are electronically matched and joined on sample number.

11.8	Chain of Custody

Samples are subject to a chain of custody which is tracked at all times. Samples are not removed from their secured storage location without the chain of custody documentation being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility. The Project Geologist ensures that the analytical facility is aware of the PTM requirements. A photocopy of the chain of custody letter, signed and dated by an official from the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

11.9	Analytical Procedure

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa) and Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory. Both laboratories are independent of PTM.

Samples are collected by Set Point Laboratory, a laboratory accredited with the South African National Accreditation System (SANAS), and sample preparation undertaken at the local preparation facility at Mokopane. Transportation of prepared sample pulps from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by PTM.

11.9.1	Sample Preparation

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

11.9.2	Precious Metal Determination

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire- assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

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After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGMs by the technique of ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

11.9.3	Base metals Determination

The base metals (copper, nickel, cobalt and other base metals) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a four acid digest. This technique results in “almost” total digestion.

11.9.4	Laboratory QA/QC Precious Metals

A calibration range contains at least 4 data points for all elements. The correlation coefficient of the calibration must be greater than 0.999. If this fails, the instrument is recalibrated. If it fails again new standards are to be made up to calibrate with.

After the instrument is calibrated, the Drift control standard is read back to ensure that the calibration is correct. Thereafter, this standard is read at the end of every worksheet to check for instrument drift. The limits for this standard are not be greater than 10% (in the range from 1 to 25ppm) for Au, Pt or Pd or else the batch fails.

Base Metals

After the ICP-OES instrument is calibrated, the QC control standard is read back to ensure that it has been calibrated correctly. Thereafter, this standard is read at intervals of 35 samples or less to check for instrument drift. Each batch of samples shall contain at least one blank sample, one QC sample and a duplicate. The duplicate is a repeat of a randomly chosen sample from the batch.

11.10	Adequacy of Procedures

The assay techniques used are considered appropriate for the style of mineralisation and the anticipated concentrations of the metals of interest. The techniques are certified and sufficient laboratory QA/QC is undertaken to ensure the results can be relied upon.

11.11	Coffey Mining: Technical Review

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

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12	DATA VERIFICATION

The Quality Assurance and Quality Control program of PTM addresses all aspects of the exploration project to ensure high integrity of data obtained through drilling, sampling, assaying and recording of geological observations for the purpose of attaining an accurate geological model and a reliable mineral resource estimate. The data has been verified by Coffey Mining to a level satisfactory for inferred resource estimation

12.1	Accurate Placement and Survey of Borehole Collars

Boreholes were sited with a handheld GPS (Garmin GPSMAP 62) by the Project Geologist on an initial grid of 250m by 250m. This grid was designed and laid out using ArcView GIS onto the known 1:250 000 Geological Map of the area along strike with section lines approximately perpendicular to the dip. Coordinates were determined in ArcView GIS and electronically communicated to the Project Geologist. The projected coordinate system, WG27, is a Transverse Mercator projection with the central meridian at 29, the D_Hartebeesthoek_1994 datum and WGS_1984 spheroid. All borehole collar positions are permanently marked on completion and surveyed by an accredited surveyor. This photograph illustrates the concrete block and steel rod marking the collar position of a drilled borehole (Figure 12.1_1).

The borehole casings installed in all boreholes are left in the borehole and the boreholes are plugged and marked with a steel rod. This provides access to the borehole if, at a later stage, it is needed for any reason e.g. geophysical down-hole surveys or drilling of more deflections. The borehole number is welded onto the rod.

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12.2	Downhole Surveys

The original boreholes as well as all deflections when applicable are surveyed with a down-hole survey instrument in order to accurately determine the coordinates of intersections and plot the deflection (off the vertical) of the original borehole. Down-hole surveys have been conducted by the company, BCR Surveys, using a Reflex EZ-AQ/EMS down-hole survey instrument.

A random down-hole check survey is being conducted by Digital Borehole Surveying Pty Ltd using a Gyro Smart tm instrument to confirm the accuracy of the reflex instrument.

12.3	Quality Assurance and Quality Control (QA/QC) Procedures and Results

The PTM protocols for quality control are as follows:-

1.	The core yard manager oversees the core quality control;

2.	The project geologist oversees the sampling process;

3.	The exploration geologists and the sample technician is responsible for the actual sampling process;

4.	The project geologist oversees the chain of custody;

5.	The internal QP verifies both processes and receives the laboratory data;

6.	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values;

7.	The second external database auditor verifies the SABLE database and highlights QA&QC failures;

8.	The responsible person runs the QA&QC analysis including graphs of the standards, blanks and duplicates) and reports anomalies and failures to the internal QP;

9.	The internal QP requests re-assays;

10.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory;

11.	Together with the project geologist, the resource geologist determines the initial resource cut; and

12.	The external auditor verifies the sampling process and signs off on the resource cut.

12.3.1	Standards

Certified reference standards are inserted into the sampling sequence to check the accuracy and to monitor potential bias of the analytical results. Generally the standards are inserted in place of the tenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (i.e. through storage in a dusty environment, being placed in a less than pristine sample bag or being sprayed/dusted by core saw contamination).

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12.3.2	Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

12.3.3	Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation, cutting, splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error. No duplicate samples were submitted for analysis.

12.3.4	Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:-

•	a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•	ongoing blind pulp duplicate assays at Set Point Laboratory;

•	check assays conducted at an independent assaying facility (Genalysis).

12.4	Adequacy of Sampling Procedures, Security and Analytical Procedures

An examination of the procedures and their implementation confirms that the procedures are to industry standards and that the procedures are being implemented as required.

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12.5	Quality Control

Quality control monitoring protocols involved submission of blanks and certified reference standards with the core sample batches. After every 5th sample an alternating blank or standard was allocated to the sampling sequence. The actual numbers of control samples submitted are shown in Table 12.5_1. At this time no duplicate samples have been inserted to test the primary laboratory’s precision. A total of 8 different standards of varying grades were used at various times throughout this program depending on availability of the standards from African Mineral Standards (Pty) Ltd (AMIS). A summary of the expected values for all standards can be seen in Table 12.5_2. All standards were supplied by AMIS. Quartz material supplied by Set Point has been used as the blank material.

Table 12.5_1 Waterberg Project Summary of the Number of Control Samples

Control Type	Submitted Rate of Control	Total Number of Samples	Proportion of Total
AMIS0002 AMIS0110 AMIS0124 AMIS0148 AMIS0170 AMIS0277 AMSI0278 AMIS0302 AMIS0325 AMIS0326 Blank	58 1,600 214 506 543 9 968 1,316 1,286 479 7131	85,310	0.07% 1.88% 0.25% 0.59% 0.64% 0.01% 1.13% 1.54% 1.50% 0.56% 8.36%
Referee	180	(actual samples)	0.21%

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Table 12.5_2 Waterberg Project Summary of Expected Values of Certified Reference Standards Used
Standard		Pt g/t	Pd g/t	Au g/t	Cu g/t	Ni ~~%~~	Co %	Cr %
AMIS0002	EV ±2 Std Dev	0.82 0.112	0.89 0.066	0.155 0.016	0.131 0.015	0.197 0.013	NC	NC
AMIS0110	EV ±2 Std Dev	NC	NC	2.3 0.18	NC	NC	NC	NC
AMIS0124	EV ±2 Std Dev	0.84 0.07	0.87 0.06	0.16* 0.02	0.1324 0.0106	0.1917 0.0136	0.00943* 0.00154	0.133* 0.0304
AMIS0148	EV ±2 Std Dev	1.61 0.17	1.12 0.11	0.85 0.05	0.0555 0.0036	0.0934 0.0063	0.0153 0.0011	NC
AMIS0170	EV ±2 Std Dev	0.72 0.06	0.81 0.04	0.09 0.01	0.0709 0.0045	0.1071 0.0087	0.0051 0.0005	NC
AMIS0277	EV ±2 Std Dev	1.34 0.06	1.47 0.12	0.2 0.02	0.1318 0.0058	0.2305 0.0241	0.0095 0.0009	NC
AMSI0278	EV ±2 Std Dev	1.7 0.1	2.12 0.14	0.26 0.02	0.1294 0.008	0.2026 0.0236	0.00765* 0.00141	NC
AMIS0302	EV ±2 Std Dev	NC	NC	4.47 0.34	NC	NC	NC	NC
AMIS0325	EV ±2 Std Dev	2.06 0.18	2.25 0.18	0.3 0.04	0.2426 0.0178	0.4091 0.0283	0.0201 0.002	NC
AMIS0326	EV ±2 Std Dev	1.05 0.08	1.26 0.08	0.17 0.02	0.1403 0.0089	0.2446 0.0099	0.0083 0.001	NC

All standards supplied by African Mineral Standards (Pty) Ltd
* Provisional Concentration
NC – Not Certified for element or method
AMIS0148 - Certification incomplete EV's are estimated

It is noted that the Certified Reference Materials (CRMs) used have been selected from what is commercially available as there are no completely matrix-similar standards available. It has been recommended to PTM that the performance of the standards be monitored closely.

12.5.1	Standards

AMIS0002

Greater than 98% of values for Pt, Pd, Au and Cu are within two standard deviation limits of the expected value (EV) with <-2% bias. Only 66% of values for Ni fall within two standard deviations of the EV but all are well within three standard deviations with a bias of -5%.

AMIS0110

This standard is only certified for Au but greater than 99% of the values are within two standard deviation limits of the EV with a bias of -1.5%. .

AMIS0124

Greater than 97% of values for all elements are within two standard deviations of the EV’s with bias of <3% except for Cr and Au. The Cr values have 100% of values within tolerance but with a high negative bias of -8% which is likely due to the fact that this element is only provisionally certified. The Au graph shows only 88% of values are within tolerance but the EV is very close to detection limit and values are unlikely to be accurate. A single sample, G7096 fails for Pt and Pd but has acceptable concentrations for the other elements.

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AMIS0148

Greater than 99% of the results for Pt and Pd fall within the EV range with a negative bias of <-2%. Only 65% of the Au values fall within tolerance with a bias of -5%. Cu, Ni and Co have 53% or less falling within tolerances with high negative bias of -6% or more. The poor results on Au and the base metal elements is likely due to the fact that the final certification has not been completed for this standard and the EV’s and standard deviations are only estimates at this time and slightly inaccurate. All results for these elements do however fall within a 10% variance from the current mean of the values.

AMIS0170

Greater than 90% of values for all elements are within two standard deviation limits of the EV with <-3% bias.

AMIS0277

All certified elements for this standard except Cu and Co have all of their values within the EV range with a bias <-3%. Two samples, O47361 and O47385 have returned slightly higher than expected results for Cu but this trend is not repeated for either Ni or Co and so no follow up is deemed necessary. Two different samples have returned slightly lower than expected results for Co but for both Cu and Co all samples are well within three standard deviations and as the anomalies are not present in any other element the results are considered acceptable.

AMIS0278

All certified elements for this standard have greater than 98% of their values within the EV range with -1% bias or less. There are three samples which fail for a different element each. As they only fail in a single element it is not deemed necessary to follow up with the laboratory. These samples are: O48612 for Pt, O50986 for Pd and P59620 for Au.

AMIS0302

This standard is only certified for Au but greater than 99% of the Au values are within tolerance and a bias of -3%. There are five samples that have been incorrectly named as this standard.

AMIS0325

Greater than 98% of values for all elements are within two standard deviation limits of the EV with a bias of <-4% except for Au which has a bias of -5%.

AMIS0326

Greater than 96% of values for all elements except Au are within two standard deviation limits of the EV with a bias of <2%. Greater than 85% of values for Au are within two standard deviations with a bias of -1%.

The analysis of the standards indicates that the analytical accuracy is within acceptable limits.

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12.5.2	Blanks

For the most part the blanks return results close to the detection limits for the methods used and are deemed acceptable. Samples O49041, O72774, O72756, O48909, O49005, O107136, O110857 and O110881 have returned higher than expected results possibly due to slight contamination from the preceding samples during the milling process or possible due to a different Blank material being used.

12.5.3	Duplicates

No field duplicates have been inserted into the sampling stream.

12.5.4	Referee Analysis

A random selection of pulps was sent to Genalysis Laboratories in Johannesburg. The analytical techniques employed were the same as those utilised by Setpoint in the primary analysis to ensure compatibility of data. However the detection limit at Setpoint was higher than at Genalysis. For this reason all results grading less than ten times Setpoint detection limit for each element was removed before plotting the results to gain a more accurate comparison. The comparison graphs for all elements except Au show 90% or more of the data pairs passing 10% HARD. The comparison for Au is slightly poorer with only 83% of the sample pairs passing 10% HARD. The samples with higher variability between laboratories, are also of higher grade and therefore is likely due to the nugget effect of Au.

12.6	Data Quality Summary

The data is considered suitable for mineral resource estimation.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

Mineralogical characterisation was undertaken on samples from the F Zone and T2 Layer by SGS in Johannesburg. Scoping testwork indicated that both samples are fairly soft and mill easily. Feed characterisation showed that the T2 - Layer sample has a greater Pt, Pd, Au, Ni and Cu content than the F Zone sample. Quantitative mineralogy was carried out on composites to ascertain the mineral speciation, particle size and mode of occurrence (association, degree of liberation and exposure). Based on the mineralogical properties, the T2 - Layer sample has better beneficiation properties than the F Zone sample, since there is a greater degree of liberation and particle size.

Flotation testwork on both samples confirmed the mineralogical observations. The T2 - Layer sample has a better rate of flotation and maximum recovery for the economic metals. However, the T2 - Layer sample contains clayish minerals and floatable gangue, indicating a good plant operating requirement

Based on the scoping testwork, the estimated recovery for the precious metals are:

•	2PGE (Pt,Pd)+Au: 88% (T2 - Layer) and 83% (F-zone)

•	Total Cu: 87% (T2 - Layer) and 74% (F-zone)

•	Total Ni: 83% (T2 - Layer) and 59% (F-zone)

Two samples of F Zone and the T2 - Layer material were delivered to SGS for flotation and mineralogical characterisation. The flotation testwork was carried out at scoping level. The mineralogical testwork consisted of petrographic and quantitative microscope analysis (QEMSCAN). The analysis included petrography examination of the cores, and quantitative analysis of sample material milled to a grind of P80 75 µm. A detailed analysis was carried out on each sample for Ni, Cu, Co, Zn, Pb, Fe, Cr and Mn plus Al2O3, SiO2, Fe2O3, MgO, MnO, CaO, K2O, Na2O, TiO2, P2O5, V2O5, Cr2O3. F Zone material feed assay was 3.24g/t 2PGE+Au and T2 - Layer 7.22g/t 2PGE+Au.

After milling to a grind of P80 75 µm, a single rougher-cleaner flotation test was carried out on each sample to determine the recovery and upgrading of PGMs, total Ni and total Cu.

While the T2 - Layer flotation response is good at 88% recovery, the best recovery on F Zone material achieved in the testwork was 83%

Further testwork should be carried out to establish optimum operating conditions including the likely grade and recovery of F Zone material.

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14	MINERAL RESOURCE ESTIMATES

Mineral resources have been declared for the T- and F - Zone mineralisation on the property Ketting 368LR and Goedetrouw 366LR.

Two mineralised layers were identified in the T-Zone as well as a deeper zone of mineralisation the F-Zone. The data which underpins the mineral resource estimate are presented in Table 14_1. Various other stratigraphic layers have been identified. These layers are difficult to identify, are not always mineralised and, where they are grade-bearing, are apparently sub- economic.

Table 14_1 Waterberg Project Summary of the Mineral Resource Estimate data
Zone/Layer Designation	Depth of modelling		Depth of intersection		No of boreholes	No of Inter- sections	Mineral Resource Declared
	Min Depth (m)	Max Depth (m)	Min Depth (m)	Max Depth (m)
T1	124	650	176	1,363	24	62	Yes
T2	127	1,000	141	1,370	26	69	Yes

F	223	1,000	207	1,182	77	172	Yes

14.1	Methodology

The data that formed the basis of the estimate are the boreholes drilled by PTM which consisted of geological logs, the borehole collars, the downhole surveys and the assay data. The area where each zone/layer was present was delineated after examination of the intersections in the various boreholes (Figure 14.1_1). A structural model of each layer was also created based on the intersections of the boreholes (Figure 14.1_2).

14.1.1	T - Zone Estimation

The data was used to define the characteristics of the various layers based on their geological characteristics and geochemical signatures. The core was carefully examined to ensure the designations and correlations were valid. Diagnostic features were found to identify the T - Zone directly from the core. A geological interpretation had been developed to assist in the understanding of the T - Zone (Figure 14.1.1_1). The additional drilling confirmed the geological interpretation and understanding.

All the intersections were checked on the core to ensure that the layer designation was true to the core and consistency for all the deflections from a borehole. These cuts formed the basis of the mineral resource estimate. The cuts were also defined based on the geology, a marginal cut off grade of 0.01g/t PGM and a minimum thickness of 2m. Basic statistics were undertaken on the data noting that the data was clustered due to the number of deflections for each borehole.

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Data in the estimate from the drilling completed by PTM consists of over a 69 intersections from 26 boreholes. Each drillhole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

An inverse distance weighted (power 2) estimate was undertaken using the 3D software package CAE Mining Studio™. A common seam block model was developed into which the estimate was undertaken. A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

14.1.2	F - Zone Estimation

Due to the pervasive alteration, the identification of the F - Zone proved very difficult. The F - Zone was therefore distinguished on geochemical data and its distinctive position near the bottom of the Bushveld Complex above the floor rocks. During the borehole logging the F - Zone was identified and was based on geological criteria. Within the F - Zone thicker areas with higher grade were identified and modelled using a facies approach. The thicker areas of the F- Zone have been named Super F by the company. The understanding of the F – Zone mineralisation is presented in Figure 14.1.2_1.

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The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. It was determined that the mineralised portions were not directly related to specific rock types. From each borehole intersection, higher grade sections within the F-Zone were identified. Their geometry was found to be relatively continuous across the project area. Downhole assay plots were created that displayed variation of the grade of the primary elements. Mineralised portions within the broader F – Zone were identified based on a cut off grade of between 0.1g/t – 0.4g/t 2PGE+Au. A three dimensional block model was developed utilising the 3D software package CAE Mining Studio™. For each borehole, points were captured that represent the top and bottom the primary mineralised envelope. Digital terrain models (DTM) of these surfaces were modelled. This geological model was developed using the interpreted base of the F - Zone as a datum. The grade and density were interpolated into this geological model using an inverse distance weighted (power 2) interpolation methodology.

Basic descriptive statistics were determined for the sample data within the mineralised layers, noting that data points are often spatially clustered because a number of deflections were usually drilled from each mother hole.

The area underlain by the F – Zone is some 410ha. The area is bounded in the north and south by the tenement boundary. The east is limited by the suboutcrop with the Waterberg Supergroup whilst the west is open but at depths greater than 1,200m below the surrounding area. The area at depth is overlain by a mountain.

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Based on this analysis of grade relation to mineralisation, it was concluded that the mineralisation is not restricted to rock type and the full F- Zone package needs to be considered.

A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

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Figure 14.1_1
Waterberg Project
Area Underlain by the T- Layer and F - Zone

T - Zone

Open at Depth
Waterberg
T Zone
PLATINUM GROUP METALS
Legend

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F - Zone

Open at Depth
0
500
1 000
2 000
3 000
Meters

Waterberg
F Zone
PLATINUM
GROUP
METALS
Legend
Waterberg Boundary
F Zone Extent
Boreholes Drilled
T Zone Subcrop
F Zone Subcrop
Dykes
Faults

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Figure 14.1_2
Waterberg Project
Isometric views of the Structural Model for the T- Layer and F - Zone

T - Zone	F - Zone
 Z X	 Z X

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14.2	Statistical Analysis: Raw Data

Detailed descriptive statistical analysis has been completed on the raw data for the various zones/layers (Table 14.2_1). The data confirms the understanding of the grade bearing units and the densities of the various stratigraphic and lithological units.

Table 14_2_1 Descriptive Statistics on the Layer Assay Data
Assay Data
T1	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	405	405	155	405	396	396	396
Minimum	0.01	0.01	0.01	0.01	-	0.01	2.72
Maximum	13.01	14.20	0.15	3.26	0.93	0.39	3.32
Mean	0.63	1.03	0.02	0.30	0.13	0.10	2.97
Median	0.25	0.43	0.01	0.07	0.02	0.08	2.97
Standard Deviation	0.98	1.49	0.02	0.43	0.18	0.07	0.11
Variance	0.97	2.22	-	0.18	0.03	0.01	0.01
Coefficient of Variation	1.56	1.45	1.10	1.43	1.35	0.72	0.04
PGM Proportions	32%	53%		15%
T2	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	887	887	478	887	881	881	881
Minimum	0.01	0.01	0.01	0.01	-	-	2.7
Maximum	15.00	15.22	0.15	5.84	1.51	0.75	3.25
Mean	1.22	2.09	0.02	0.91	0.19	0.10	2.92
Median	0.70	0.92	0.01	0.53	0.12	0.07	2.91
Standard Deviation	1.59	2.68	0.02	1.04	0.21	0.09	0.1
Variance	2.53	7.16	-	1.09	0.04	0.01	0.01
Coefficient of Variation	1.30	1.28	1.02	1.15	1.10	0.90	0.04
PGM Proportions	29%	50%		22%
F - Zone	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	15,899	15,899	- 5,549	15,899	14,251	14,251	13,963
Minimum	0.01	0.01	0.00	0.01	0.00	0.00	0.37
Maximum	26.00	55.00	1.55	2.27	0.81	0.94	3.95
Mean	0.39	0.82	0.05	0.06	0.04	0.13	2.95
Median	0.15	0.27	0.03	0.02	0.02	0.12	2.95
Standard Deviation	0.75	1.56	0.06	0.10	0.05	0.07	0.11
Variance	0.56	2.44	0.00	0.01	0.00	0.00	0.01
Coefficient of Variation	1.91	1.90	1.36	1.63	1.37	0.51	0.04
PGM Proportions	31%	64%		5%

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14.3	Density

The density data for the majority of the pulps was measured by gas pycnometer. As a result there are some gaps in the data. The gaps were assigned values according to their lithology and the analysis described below. It is noted that the methodology is not considered appropriate for the determination of bulk density. However, there is no bulk density data (Archimedes method) which could be used to determine a conversion factor.

The existing data was used and applied to lithologies where no data existed based on the logged lithology.

14.4	Compositing

The borehole intersections for the T – Zone intersections were composited for Pt, Pd, Rh, Au, Cu and Ni. The compositing utilised the weighing of density and thickness.

For the F – Zone, the raw borehole data was composited to a constant 1m interval utilised the weighing of density and thickness.

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14.5	Descriptive Statistics: Composites

Detailed descriptive statistical analysis has been completed based on the composite data for the mineralised layers (Figure 14.5_1 and Figure 14.5_2) (Table 14.5_1).

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Table 14_5_1 Descriptive Statistics on the Layer Composite Data
Composite Data
T1	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3	Thick (m)
Count	62	62	62	60	60	62	62
Minimum	0.02	0.02	0.01	-	0.02	2.80	2.00
Maximum	2.97	3.69	1.07	0.55	0.26	3.13	5.75
Mean	0.47	0.78	0.20	0.08	0.08	2.96	2.55
Median	0.20	0.37	0.04	0.02	0.07	2.95	2.00
Standard Deviation	0.57	0.87	0.28	0.11	0.04	0.09	1.10
Variance	0.32	0.76	0.08	0.01	-	0.01	1.20
Coefficient of Variation	1.20	1.11	1.40	1.46	0.54	0.03	0.43
PGM Proportions	32%	54%	14%

T2	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3	Thick (m)
Count	69	69	69	67	67	69	69
Minimum	0.02	0.02	0.01	0.01	0.02	2.73	2.00
Maximum	4.46	7.63	3.37	0.67	0.28	3.10	11.00
Mean	0.95	1.62	0.71	0.15	0.08	2.92	4.32
Median	0.91	1.55	0.74	0.14	0.08	2.91	4.00
Standard Deviation	0.75	1.44	0.54	0.12	0.05	0.08	2.36
Variance	0.56	2.07	0.29	0.01	-	0.01	5.55
Coefficient of Variation	0.79	0.89	0.76	0.79	0.61	0.03	0.55
PGM Proportions	29%	49%	22%

F – Zone (1m Composites)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	9,405	9,405	9,405	8,926	8,926	8,845
Minimum	0.01	0.01	0.01	0.001	0.004	1.80
Maximum	26.00	52.49	1.67	0.45	0.55	3.57
Mean	0.39	0.77	0.06	0.03	0.13	2.95
Median	0.16	0.27	0.02	0.01	0.12	3.00
Standard Deviation	0.64	1.34	0.09	0.04	0.06	0.10
Variance	0.40	1.80	0.01	0.002	0.004	0.01
Coefficient of Variation	1.72	1.75	1.47	1.31	0.47	0.03
PGM Proportions	31%	64%	5%

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Figure 14.5_2
Waterberg Project
Histograms of Composites of Each Layer

CUT	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au
T1				
T2				

CUT	Cu (%)	Ni (%)	Density (t/m^3)	Thickness (m)
T1				
T2				

CUT	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au
F - Zone	Histogram for PT Frequency PT	Histogram for PD Frequency PD	Histogram for AU Frequency AU	
CUT	Cu (%)	Ni (%)	Density (t/m^3)	
F - Zone	Histogram for CU Frequency CU	Histogram for NI Frequency NI	Histogram for DENSITY Frequency DENSITY

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14.6	Outlier Analysis

An assessment of the high-grade composite was completed to determine whether high-grade capping was required. The approach taken to the assessment of the potential outliers is summarised as:-

	•	Detailed review of histograms with significant breaks in populations interpreted as possible outliers.

	•	The ranking of the composite data and the investigation of the influence of individual composites on the mean and standard deviation plots.

Based on this analysis not capping or cutting was required.

14.7	Block Model Development

14.7.1	T - Zone

A series of three-dimensional (3D) estimates representing each layer as defined by the geological logging and interpretation (Figure 14.7.1_1). The block model cell size utilised was based on drillhole spacing

Table 14.7.1_1 Summary of the Block Model Details (T – Zone)

	Block Model Origin (Centroid)		Parent Cell Size	No of blocks	Sub cell splitting
	Min	Max
T layer
XC	- 16,000	-7,000	200	45	No
YC	- 2,591,000	- 2,581,000	200	50	No

14.7.2	F – Zone

A Datamine geological block model was created by filling the volume between the top and bottom DTM surfaces which extends to the suboutcrop position of the F – Zone and to a depth of 1000m below the elevation of subcrop. These block size was chosen based on the spacing of the exploration boreholes and so as to provided sufficient detail to model any vertical variability of grade values with the F – Zone (Table 14.7.2_1).

In order to preserve any relationship between the location of grade values within the F – Layer and its footwall, the three dimensional block model utilised the base of the F – Zone as the point of correlation.

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Table 14.7.2_1 Summary of the Block Model Details (F – Zone)

	Block Model Origin (Centroid)		Parent Cell Size	No of blocks	Sub cell splitting
	Min	Max
F - Zone (Flattened Model)
XC	-16,000	-9,875	125	62	Yes
YC	-2,589,000	-2,581,250	125	49	Yes
ZC	0	201	3	67	Yes

14.8	Mineral Resource Estimate

14.8.1	T – Zone

A series of two-dimensional estimates based on the designated cut were undertaken. Each deflection within the borehole database has been retained as separate data. These deflections have been offset from the surveyed reef intersection location of the mother hole utilising the downhole survey data. Maintaining the individual deflections as separate data rather than compositing the deflections to a single intersection composite is preferred.

The structural model for the Waterberg separates the area into a number of fault blocks. Coffey Mining has treated all fault blocks together, as they would have originally been continuous.

The precision of a block estimate is a function of the block size, the amount of local data, the method of estimation and the estimation technique. A block size of 200m x 200m was selected based on the distribution of the boreholes. The block model was not rotated.

The variables Pt, Pd, Au, Cu and Ni as well as the thickness and density were estimated directly. Rh was not estimated as the assay of Rh was only commissioned with the Pt+Pd+Au>1g/t. The result is therefore considered biased.

14.8.2	F – Zone

Facies modelling

Facies areas were defined in order to separate areas of thickness and grade. Two facies areas were defined that represent areas that are higher in both grade and thickness. When estimating grade and thickness values into the block model, the facies areas were treated separately. Only samples located within a facies area was used to interpolate values into the block model representing that area. The facies areas are presented in Figure 14.8.2_1.

Grade Interpolation

Grade values were interpolated into the structural model using an inverse distance squared (IDW) methodology. Each deflection within the borehole database has been retained as separate data. The deflections are offset from the mother hole by utilising the borehole survey data. Retaining the deflections, rather that averaging the deflections into a single intersection is preferred.

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No significant structural faults have been identified in the project area, hence the structural model and grade interpolation has been modelled assuming the mineralised zone is continuous along strike and down dip.

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Figure 14.8.2_2

Waterberg Project

Plan showing the Facies Distribution for the F - Zone

Waterberg
F Zone
Facies Map
PLATINUM
GROUP
METALS
Legend
Waterberg Boundary
Thin Facies
Thick Facies
F Zone Suboutcrop
0
500
1000
2000
3000
Meters

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14.9	Search Criteria

A three-pass estimation strategy was used, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate. The parameters were determined after consideration of the method of estimation and the data density. The sample search and estimation parameters are provided in Table 14.9_1.

Table 14.9_1 Waterberg Project Sample Search Parameters
Horizon	Estimation Method	First Search Volume			Second Search Volume			Third Search Volume
		Radius (m)	No of Samples		Radius (m)	No of Samples		Radius (m)	No of Samples
			Min	Max		Min	Max		Min	Max

T - Zone	IDW(2)	500	3	12	750	3	12	1,500	1	20
F -Zone	IDW(2)	500	12	18	1000	12	18	1,500	3	12

A visual and statistical review was completed on the estimates prior to accepting the model.

Acceptable levels of mean reproduction are noted between the block model and input composite data. Coffey Mining considers the resource estimate to be appropriate and robust.

14.10	Cut off Grades

The approach to the estimate utilised typical estimation techniques in which the determination of the mining cut is critical as the initial step. This effectively defines the mineralised unit. The important aspects were the stratigraphic determination and correlation between intersections. As the mineralisation is disseminated within the stratigraphy, the selection of a marginal cut off and consideration of a potential mining cut are necessary. In addition the area underlain by each layer was delineated based on the borehole intersections.

A cut-off grade was applied to the T1 Layer block model in order to ensure that the mineralised layer has “reasonable and realistic prospects for eventual economic extraction” (SAMREC, 2009). A block cut off grade of 2g/t for the 2PGE+Au grade was applied.

No cut-off was applied to the T2 Layer block model.

A cut-off grade was applied to the F – Zone block model in order to ensure that the mineralised layer has “reasonable and realistic prospects for eventual economic extraction” (SAMREC, 2009). A block cut off grade of 2g/t for the 2PGE+Au grade was applied.

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14.11	Classification

Coffey Mining considers that the mineral resource of the various layers should be classified as an Inferred Mineral Resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification. The resource estimate has been classified based on the criteria set out in Table 14.11_1.

Table 14.11_1 Waterberg Project Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	Diamond drilling - Industry Standard approach	High
Logging	Standard nomenclature and apparent high quality.	High
Drill Sample Recovery	Based on site visits the core recovery is estimated as >95%	High
Sub-sampling Techniques and	Industry standard	High
Sample Preparation
Quality of Assay Data	Available data is of industry standard quality.	High
Verification of Sampling and Assaying	Verification of sampling undertaken	High
Location of Sampling Points	Survey of all collars. Vertical drillholes with typically small deviation.	High
Data Density and Distribution	Drillholes spaced across the property.	Low
Audits or Reviews	None of which Coffey Mining is aware	High
Tonnage Factors (Bulk Density)	Based on specific gravity data	Low/Moderate
Database Integrity	Minor errors identified and rectified. Data scrutinised prior to inclusion in resource model database.	Moderate
Geological Interpretation	The broad structural confidence but the zones determined are previously not identified the Bushveld Complex.	Moderate
Compositing	Single composites were used for each mineralised unit for each intersection.	High
Statistics	High coefficient of variation for the variables modelled and relatively well defined statistical distributions.	Low
Block size	Appropriate block size selected	Moderate
Estimation and Modelling Techniques	Inverse Distance Weighting	Moderate
Cut-off Grades	A marginal cut off applied when determining the cuts (0.01g/t PGM and minimum cut of 2m) on which the estimate is based	High
Mining Factors or Assumptions	None	N/A
Metallurgical Factors or Assumptions	None	N/A

This mineral resource was underlain in accordance with requirements and guidelines of The South African Code for the Reporting of Exploration Results, Mineral Resources And Mineral Reserves (The SAMREC Code) (2007 Edition as amended July 2009). The reconciliation of the SAMREC Code classification with the CIM Standards (2010) indicates that the criteria for classification and the classes of mineral resource are compatible.

It should be noted that an inferred mineral resource has a degree of uncertainty attached. It cannot be assumed tht all or any part of an inferred mineral resource will ever be upgraded to a higher category. No assumption can be made that any part or all of mineral deposits in this category will ever be converted into reserves.

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14.12	Mineral Resource Reporting

Metal contents and block tonnages were accumulated and formed the basis for reporting the resource as shown in Table 14.12_1. The results of the estimate showing the block models is presented in Figure 14.12_1.

Geological loss of 12.5% was estimated based on the knowledge of the deposit. The geological losses are made up of areas where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported Inferred Mineral Resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The independent Qualified Person responsible for the mineral resource estimate in this report and summarized in Table 14.12_1 is Kenneth Lomberg, a geologist with some 18 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of the Instrument.

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Table 14.12_1 Waterberg Project- Mineral Resource Estimate (SAMREC Code) 2 September 2013
	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2 (Cap)	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10	69,400	37,600
T Combined	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10	83,900	46,000
FH		119.0	0.91	1.98	0.13	3.02	30:65:4	11,575	0.07	0.17	78,800	202,200
Total		166.7	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200
Content (koz)			5,252	10,558	1,715	-

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Figure 14.12_1
Waterberg Project
Delineated Area of Each Layer

T1 - Layer

0
500
1 000
2 000
3 000
Meters
Waterberg
T1 Layer
Grade Model
PLATINUM
GROUP
METALS
Legend
Waterberg Boundary
2PGE+Au (g/t)
2.00 - 2.50
2.51 - 3.00
3.01 - 3.50
3.51 - 4.00
Cut off >2g/t 2PGE+Au

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Figure 14.12_1

Waterberg Project

Delineated Area of Each Layer

T2 - Layer

Waterberg
T2 Layer
Grade Model
PLATINUM
GROUP
METALS
Legend
Waterberg Boundary
ΣPGE+Au (g/t)
0.78 - 1.00
1.01 - 2.00
2.01 - 2.50
2.51 - 3.00
3.01 - 3.50
3.51 - 4.00
4.01 - 5.00
5.01 - 6.77
0
500
1 000
2 000
3 000
Meters

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Figure 14.12_1 Waterberg Project Delineated Area of Each Layer
F - Zone

Y
X
Legend
PGE
(bmf_flat_soft
(block model))
[ABSENT]
[0,2]
[2,3]
[3,4]
[4,5]
[5,6]
[6,12.7594]

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15	ADJACENT PROPERTIES

Numerous mineral deposits have been outlined along the Northern Limb of the Bushveld Complex. Kenneth Lomberg, the qualified person for this report, has been unable to verify the information on these deposits which is not necessarily indicative of the mineralization on the property that is the subject of this technical report. The T – layers on the Waterberg Project are in a different position in the North Limb geology as reported at the other deposits and the T reefs have distinctively different metal ratios with elevated gold values compared to the reported other deposit grades. The F - Zones have some similarities to the other North Limb deposits in metal prill splits however there may be distinct differences in the geological units containing the mineralization.

15.1	The Pan Palladium/Impala Platinum JV

The Pan Palladium/Impala Platinum JV on the most northern farm on Platreef outcrop has reported resources of 50Mt at 1.19 g/t (2PGE + Au), 0.07% Ni, 0.21% Cu (Pan Palladium Annual Report, 2003). Kenneth Lomberg, the qualified person for this report, has been unable to verify the information which is not necessarily indicative of the mineralization on the property that is the subject of this technical report.

15.2	Mogalakwena Mine

Some 60km south of the project is the world’s largest opencast platinum mine, Mogalakwena Mine (formerly Potgietersrust Platinum Mine), which mines the Platreef and produced 304,800 platinum ounces in 2012. The latest Mineral Resource and Reserve statement for Mogalakwena Mine is available on the website www.angloplatinum.com and Anglo Platinum Annual Report 2012.

15.3	Akanani Project

Akanani Project majority held by Lonmin which is downdip of the Anglo Platinum Mogalakwena Mine, is an exploration project with studies continuing to develop it into a viable operation. Information pertaining to this project including the latest mineral resource and reserve statement are available on the Lonmin website (www.lomin.com) and in their latest Annual Report 2012.

15.4	Boikgantsho Project

Located on the northern limb of the Bushveld Complex, and adjacent to Anglo Platinum’s Mogalakwena Mine, this project was acquired through a land acquisition by Atlatsa Resources (formerly Anooraq Resources) in 2000 and a joint venture with Anglo Platinum in 2004. Historically, exploration drilling has been conducted at the project site which has led to the estimate of indicated and inferred Mineral Resources. A preliminary economic assessment was completed in 2005; the results of this work showed that the project warrants further investigation.

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Details of the project as well as mineral resource and reserve information is available via the company website (www.atlatsaresources.co.za)

15.5	Harriet’s Wish and Aurora Projects

Sylvania Resources is undertaking exploration activities on the extreme northern end of the Northern Limb on the farms Harriet’s Wish and Nonnenwerth. According to Sylvania, Harriet’s Wish is covered by the Waterberg Sediments and the boreholes have intersected PGM mineralisation. No mineral resource or reserve has been declared. (www.sylvaniaplatinum.com)

15.6	Plareef Project (Ivanplats)

The Platreef Project, is jointly owned by Ivanplats (90%) and a Japanese consortium of Itochu Corporation; Japan Oil, Gas and Metals National Corporation (JOGMEC) and JGC Corporation (10%). The Platreef Project is a recently discovered underground deposit of thick, PGM-nickel- copper mineralization on the southern end of the Northern Limb of the Bushveld Complex (close to Mokpane). The Platreef Project hosts the southern sector of the Platreef on three contiguous properties: Turfspruit, Macalacaskop and Rietfontein.

Ivanplats has delineated a large zone of mineralization within the Platreef, which essentially comprises a steeply-dipping, near-surface mineralized area and a gently-dipping to subhorizontal (< 15º) deeper zone from approximately 700m depth downward (the “Flatreef”). The mineralization is considered open for expansion along the southern and western boundaries of the Flatreef deposit. The northernmost property, Turfspruit, is contiguous with, and along strike from, Anglo Platinum's Mogalakwena group of properties and mining operations. A mineral resource and a mineral reserve have been declared. (www.ivanplats.com)

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16	OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge there is no other relevant data or information, the omission of which would make this report misleading.

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17	INTERPRETATION AND CONCLUSIONS

The exploration undertaken confirmed the presence of Bushveld Rocks under the Waterberg Group rocks. Exploration confirmed the presence of elevated PGM concentrations in zones/layers of identified mineralisation. The mineralization is consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting, including the ration of precious metals in the T-Zone that differs from other locations in the Bushveld Complex.

The significant increase in inferred mineral resource from the previous estimate and the delineation of the thicker “Super F” within the F Zone shows advancement in the understanding of the geology of the Waterberg Project.

It was possible to determine and declare a mineral resource for the identified mineralised layers. The continuity of the mineralised layers between the 111 boreholes allowed for the resource estimate to be made over a length of 5.5km and given the nature of the mineralisation, it can be stated that the zones are open down-dip and along strike. A preliminary review of the revenue and cost parameters to confirm that the mineral resource “has reasonable prospects for economic extraction”(SAMREC, 20009), was undertaken as part of the mineral resource estimation process.

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18	RECOMMENDATIONS

It is recommended that drilling continue to test the extent of the mineralized zones beyond the mineral resource estimate that is the subject of this report.

It is further recommended that a Preliminary Economic Assessment (PEA) utilizing the mineral resource be undertaken to determine the initial economics of the deposit. The PEA may increase the confidence of depth and grade cut-offs used in future mineral resource estimations.

It is also recommended to advance the geological confidence in the deposit through detailed logging and refined modelling.

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19	REFERENCES

Barker OB, Brandl G, Callaghan CC, Erickson PG, van der Neut M. (2006). The Soutpansberg and Waterberg Groups and the Blouberg Formation. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 301 – 318

CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions Adopted by CIM Council on November 27, 2010

Cawthorn RG, Eales HV, Walvaren F, Uken R, Watkeys MK (2006). The Bushveld Complex. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 261 – 282

De Waal S, McCarthy S, Meadon H, Green B, Vermaak V, Vlock N, Govender T, Lambert P, Schweitzer J. (16 April 2007). Target generation report. Internal Report (S0103/07-1) by Shango Solutions

Kinnaird, JA, Hutchinson, D, Schurmann, L, Nex, PAM and de Lange, R. (2005). Petrology and mineralization of the southern Platreef: northern limb of the Bushveld Complex, South Africa; Mineralium Deposita 40, p. 576-597

Lomberg, KG (5 November 2012). Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG (1 September 2012). Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG, Mckinney, R.L. (31 January 2013). Waterberg Project – QA/QC for data to end of January 2013. Memorandum prepared for Platinum Group Metals.

McCarthy, TS (12 October, 2012).Observations on the Geology of PTM’s Waterberg Prospect. Report prepared for Platinum Group Metals.

Schouwstra RP, Kinloch ED, Lee CA (2000). A Short Geological Review of the Bushveld Complex. Platinum Minerals Rev., 2000, 44, (1). 33-39

Sharman-Harris, E (2006). Geochemical and Isotopic Studies of the Platreef with special emphasis on Sulphide Mineralisation. Master’s Thesis (unpublished)

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Appendix A
Authors Certificate

Certificate of Qualified Person
As the author of the report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)" dated effective 2 September 2013” (the “Report”), I hereby state:-

1.	My name is Kenneth Graham Lomberg and I am Principal Consultant Resources with the firm of Coffey Mining Pty. Ltd. of 604 Kudu Avenue, Allen’s Nek 1737, Gauteng, South Africa.

2.	I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.).

3.

I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1984) from this institute. I also hold a Bachelor of Commerce degree (1993) from the University of South Africa and a Masters in Engineering (2011) from The University of the Witwatersrand.

4.

I have practiced my profession continuously since 1985. I have over 5 years of relevant experience having completed mineral resource estimations on various properties located on the Bushveld Complex hosting Magmatic Layered Intrusive style mineralization.

5.	I am a “qualified person” as that term is defined in and for the purposes of the National Instrument 43- 101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.	I have performed consulting services and reviewed files and data supplied by Platinum Group Metals Ltd between April 2012 and September 2013.

7.	I have visited the Waterberg Platinum Project for personal inspection on April 16-18 2012, August 16- 18 2012, August 21-22 2012, January 13-15 2013 and 24 July 2013.

8.	I prepared all sections of this report and am responsible for the Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd pursuant to section 1.5 of the Instrument.

11.	I have read the National Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.

12.

I do not have nor do I expect to receive a direct or indirect interest in the Mineral Properties of Platinum Group Metals Ltd, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd or any associate or affiliate of such company.

13.	I have not been involved in any capacity on the Waterberg Platinum Project prior to April 2012 after which time I prepared an independent mineral resource estimate on the Waterberg Platinum Project.

14.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on 2 September 2013

[Signed]
Kenneth Lomberg	B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat.
Senior Principal

Certificate of Qualified Person
As the author of the report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)" dated effective 2 September 2013” (the “Report”), I hereby state:-

1.	My name is Alan Bernard Goldschmidt and I am Senior Consultant Resources with the firm of Coffey Mining Pty. Ltd. of 604 Kudu Avenue, Allen’s Nek 1737, Gauteng, South Africa.

2.	I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.).

3.

I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1987) from this institute. I also hold a Graduate Diploma Mining Engineering (1991) from The University of the Witwatersrand.

4.	I have practiced my profession continuously since 1988. I have over 5 years of relevant experience having completed mineral resource estimations on various properties.

5.	I am a “qualified person” as that term is defined in and for the purposes of the National Instrument 43- 101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.	I have performed consulting services and reviewed files and data supplied by Platinum Group Metals Ltd between April 2013 and September 2013.

7.	I have visited the Waterberg Platinum Project for personal inspection on 24 July 2013.

8.	I contributed to sections 1, 7, 9, 10, 11, 12, 14, 17, 18 of this report and am responsible for these sections.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd pursuant to section 1.5 of the Instrument.

11.	I have read the National Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.

12.

I do not have nor do I expect to receive a direct or indirect interest in the Mineral Properties of Platinum Group Metals Ltd, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd or any associate or affiliate of such company.

13.

I have not been involved in any capacity on the Waterberg Platinum Project prior to April 2013 after which time I prepared an independent mineral resource estimate on the Waterberg Platinum Project (F- Zone).

14.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on 2 September 2013

[Signed]
Alan Goldschmidt	B.Sc Hons (Geology), GDE., Pr.Sci.Nat.
Senior Consultant